SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
1/01/2021 to 9/30/2021	10
1/01/2020 to 9/30/2020	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Quarterly Information	23
Comments on the Company’s Projections	82
Other Information Deemed as Relevant by the Company	83
Reports and Statements
Unqualified Reports on Special Review	85
Executive Officers’ Statement on the Financial Statements	86
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	87

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of shares	Current Quarter
(Unit)	9/30/2021
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets (R$ thousand)

Code	Description	Current Quarter	Previous Year
		9/30/2021	12/31/2020
1	Total Assets	53,076,356	50,418,636
1.01	Current Assets	7,061,474	6,440,838
1.01.01	Cash and Cash Equivalents	2,402,028	396,401
1.01.02	Financial Investments	1,745,617	3,411,146
1.01.02.03	Financial Investments Valued at Amortized Cost	1,745,617	3,411,146
1.01.03	Accounts Receivable	2,653,730	2,372,083
1.01.03.01	Trade Receivables	2,453,684	2,204,029
1.01.03.02	Other Receivables	200,046	168,054
1.01.03.02.01	Related-Party Balances	200,046	168,054
1.01.04	Inventories	105,974	104,848
1.01.06	Recoverable Taxes	43,856	22,672
1.01.06.01	Current Recoverable Taxes	43,856	22,672
1.01.08	Other Current Assets	110,269	133,688
1.01.08.03	Other	110,269	133,688
1.01.08.03.01	Restricted Cash	26,832	35,742
1.01.08.03.20	Other Assets	83,437	97,946
1.02	Noncurrent Assets	46,014,882	43,977,798
1.02.01	Long-Term Assets	10,023,484	9,194,281
1.02.01.04	Accounts Receivable	304,770	246,957
1.02.01.04.01	Trade Receivables	304,770	246,957
1.02.01.09	Receivables from Related Parties	639,796	638,591
1.02.01.09.03	Receivables from Controlling Shareholders	639,796	638,591
1.02.01.10	Other Noncurrent Assets	9,078,918	8,308,733
1.02.01.10.04	Escrow Deposits	146,166	164,942
1.02.01.10.05	Water National Agency – ANA	21,093	26,463
1.02.01.10.06	Contract Asset	8,746,933	7,969,164
1.02.01.10.20	Other Assets	164,726	148,164
1.02.02	Investments	125,381	109,691
1.02.02.01	Equity Interest	79,243	63,417
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	73,144	57,318
1.02.02.01.04	Other Investments	6,099	6,099
1.02.02.02	Investment Properties	46,138	46,274
1.02.03	Property, Plant and Equipment	276,973	268,251
1.02.04	Intangible Assets	35,589,044	34,405,575
1.02.04.01	Intangible Assets	35,589,044	34,405,575
1.02.04.01.01	Concession Agreements	1,177,042	1,218,440
1.02.04.01.02	Program Contracts	17,987,058	17,731,230
1.02.04.01.03	Service Contracts	15,784,609	14,872,604
1.02.04.01.04	Software License of Use	536,013	540,625
1.02.04.01.05	Right of Use	104,322	42,676

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		9/30/2021	12/31/2020
2	Total Liabilities	53,076,356	50,418,636
2.01	Current Liabilities	6,137,903	5,900,130
2.01.01	Labor Liabilities and Pension Plan Obligations	477,250	410,943
2.01.01.01	Pension Plan Obligations	29,445	48,198
2.01.01.02	Labor Liabilities	447,805	362,745
2.01.02	Trade Payables	257,195	263,741
2.01.02.01	National Suppliers	257,195	263,741
2.01.03	Tax Liabilities	262,241	266,819
2.01.03.01	Federal Tax Liabilities	255,840	258,902
2.01.03.01.01	Income Tax and Social Contribution Payable	60,231	69,041
2.01.03.01.02	Pis-Pasep and Cofins Payable	118,756	93,601
2.01.03.01.03	INSS (Social Security Contribution) Payable	38,712	37,599
2.01.03.01.20	Other Federal Taxes	38,141	58,661
2.01.03.03	Municipal Tax Liabilities	6,401	7,917
2.01.04	Borrowings and Financing	3,281,186	3,034,449
2.01.04.01	Borrowings and Financing	1,131,182	1,016,356
2.01.04.01.01	In Local Currency	785,647	656,712
2.01.04.01.02	In Foreign Currency	345,535	359,644
2.01.04.02	Debentures	2,049,490	1,952,670
2.01.04.03	Financing through Lease	100,514	65,423
2.01.05	Other Liabilities	1,058,976	1,163,969
2.01.05.01	Payables to Related Parties	626	626
2.01.05.01.03	Payables to Controlling Shareholders	626	626
2.01.05.02	Other	1,058,350	1,163,343
2.01.05.02.01	Dividends and Interest on Capital Payable	500	231,611
2.01.05.02.04	Services Payable	529,210	453,750
2.01.05.02.05	Refundable Amounts	32,481	40,514
2.01.05.02.06	Program Contract Commitments	136,023	162,541
2.01.05.02.07	Public-Private Partnership (PPP)	133,581	130,207
2.01.05.02.09	Indemnities	3,802	8,969
2.01.05.02.20	Other Liabilities	222,753	135,751
2.01.06	Provisions	801,055	760,209
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	213,284	187,193
2.01.06.01.01	Tax Provisions	27,848	26,281
2.01.06.01.02	Labor Liabilities and Pension Plan Obligations	103,353	88,475
2.01.06.01.04	Civil Provisions	82,083	72,437
2.01.06.02	Other Provisions	587,771	573,016
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	18,727	26,299
2.01.06.02.04	Provisions for Customers	149,914	140,093
2.01.06.02.05	Provisions for Suppliers	419,130	406,624
2.02	Noncurrent Liabilities	22,432,684	21,724,802
2.02.01	Borrowings and Financing	14,636,474	14,224,175
2.02.01.01	Borrowings and Financing	8,734,527	9,136,552
2.02.01.01.01	In Local Currency	5,837,557	5,948,334
2.02.01.01.02	In Foreign Currency	2,896,970	3,188,218
2.02.01.02	Debentures	5,473,130	4,678,427

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		9/30/2021	12/31/2020
2.02.01.03	Financing through Lease	428,817	409,196
2.02.02	Other Liabilities	6,970,457	6,687,818
2.02.02.02	Other	6,970,457	6,687,818
2.02.02.02.04	Pension Plan Obligations	2,850,791	2,868,594
2.02.02.02.05	Program Contract Commitments	42,930	68,939
2.02.02.02.06	Public-Private Partnership (PPP)	2,952,006	3,045,066
2.02.02.02.07	Indemnities	22,642	27,765
2.02.02.02.08	Labor Liabilities	1,860	1,007
2.02.02.02.09	Deferred Cofins/Pasep	153,256	149,444
2.02.02.02.20	Other Liabilities	946,972	527,003
2.02.03	Deferred Taxes	267,659	320,716
2.02.03.01	Deferred Income Tax and Social Contribution	267,659	320,716
2.02.03.01.01	Deferred Income Tax and Social Contribution	267,659	320,716
2.02.04	Provisions	558,094	492,093
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	269,677	255,030
2.02.04.01.01	Tax Provisions	27,732	30,987
2.02.04.01.02	Labor Liabilities and Pension Plan Obligations	235,446	212,902
2.02.04.01.04	Civil Provisions	6,499	11,141
2.02.04.02	Other Provisions	288,417	237,063
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	283,562	223,252
2.02.04.02.04	Provisions for Customers	4,172	10,059
2.02.04.02.05	Provisions for Suppliers	683	3,752
2.03	Equity	24,505,769	22,793,704
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	8,168,330	8,194,706
2.03.04.01	Legal Reserve	1,417,072	1,417,072
2.03.04.08	Additional Dividend Proposed	0	26,376
2.03.04.10	Reserve for Investments	6,751,258	6,751,258
2.03.05	Retained Earnings/Accumulated Losses	1,738,441	0
2.03.06	Equity Valuation Adjustments	-401,002	-401,002

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		7/01/2021 to 9/30/2021	Year	Previous Year	Year
			1/01/2021 to 9/30/2021	7/01/2020 to 9/30/2020	1/01/2020 to 9/30/2020
3.01	Revenue from Sales and/or Services	5,153,917	14,427,253	4,438,480	12,913,376
3.02	Cost of Sales and/or Services	-3,324,800	-9,436,270	-2,942,490	-8,183,402
3.02.01	Cost of Sales and/or Services	-2,165,337	-6,276,603	-1,912,742	-5,648,213
3.02.02	Construction Costs	-1,159,463	-3,159,667	-1,029,748	-2,535,189
3.03	Gross Profit	1,829,117	4,990,983	1,495,990	4,729,974
3.04	Operating Income/Expenses	-602,016	-1,759,679	-509,792	-1,548,189
3.04.01	Selling Expenses	-315,841	-975,448	-269,543	-917,702
3.04.01.01	Selling Expenses	-197,282	-591,737	-194,418	-567,911
3.04.01.02	Allowance for Doubtful Accounts	-118,559	-383,711	-75,125	-349,791
3.04.02	General and Administrative Expenses	-292,855	-812,904	-244,215	-753,370
3.04.04	Other Operating Income	19,717	39,467	17,393	58,048
3.04.04.01	Other Operating Income	26,422	54,357	19,168	64,027
3.04.04.02	Cofins and Pasep	-6,705	-14,890	-1,775	-5,979
3.04.05	Other Operating Expenses	-17,031	-27,003	-16,551	55,231
3.04.06	Equity Result	3,994	16,209	3,124	9,604
3.05	Income before Financial Result and Taxes	1,227,101	3,231,304	986,198	3,181,785
3.06	Financial Result	-520,624	-626,181	-330,639	-2,986,392
3.06.01	Financial Income	138,217	343,226	65,703	235,427
3.06.01.01	Financial Income	144,572	360,006	73,521	250,093
3.06.01.02	Exchange Gains	697	290	967	2,595
3.06.01.03	Cofins and Pasep	-7,052	-17,070	-8,785	-17,261
3.06.02	Financial Expenses	-658,841	-969,407	-396,342	-3,221,819
3.06.02.01	Financial Expenses	-406,155	-1,021,458	-285,283	-812,186
3.06.02.02	Exchange Losses	-252,686	52,051	-111,059	-2,409,633
3.07	Earnings before Income Taxes	706,477	2,605,123	655,559	195,393
3.08	Income Tax and Social Contribution	-237,946	-866,682	-233,983	-53,603
3.08.01	Current	-262,037	-919,739	-192,985	-67,612
3.08.02	Deferred	24,091	53,057	-40,998	14,009

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		7/01/2021 to 9/30/2021	Year	Previous Year	Year
			1/01/2021 to 9/30/2021	7/01/2020 to 9/30/2020	1/01/2020 to 9/30/2020
3.09	Net Result from Continued Operations	468,531	1,738,441	421,576	141,790
3.11	Profit/Loss for the Period	468,531	1,738,441	421,576	141,790
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	0.68548	2.54341	0.61678	0.20744
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	0.68548	2.54341	0.61678	0.20744

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income (R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		7/01/2021 to 9/30/2021	Year	Previous Year	Year
			1/01/2021 to 9/30/2021	7/01/2020 to 9/30/2020	1/01/2020 to 9/30/2020
4.01	Net Income for the Period	468,531	1,738,441	421,576	141,790
4.02	Other Comprehensive Income	0	0	17	17
4.02.20	Other	0	0	17	17
4.03	Comprehensive Income for the Period	468,531	1,738,441	421,593	141,807

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 9/30/2021	1/01/2020 to 9/30/2020
6.01	Net Cash from Operating Activities	3,247,848	3,887,710
6.01.01	Cash from Operations	5,669,046	5,079,627
6.01.01.01	Earnings before Income Tax and Social Contribution	2,605,123	195,393
6.01.01.02	Provision and Inflation Adjustments on Provisions	218,521	148,463
6.01.01.04	Finance Charges from Customers	-274,274	-266,382
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	9,940	9,382
6.01.01.06	Depreciation and Amortization	1,660,020	1,510,301
6.01.01.07	Interest on Borrowings and Financing Payable	478,061	440,681
6.01.01.08	Monetary and Exchange Variation on Borrowings and Financing	95,341	2,437,854
6.01.01.09	Interest and Monetary Variation Losses	27,990	19,722
6.01.01.10	Interest and Monetary Variation Gains	-72,348	-22,829
6.01.01.11	Allowance for Doubtful Accounts	383,711	349,791
6.01.01.12	Provision for Consent Decree (TAC)	3,134	1,744
6.01.01.13	Equity Result	-16,209	-9,604
6.01.01.14	Interest and Inflation Adjustment (PPP)	344,282	305,386
6.01.01.15	Other Adjustments	-1,395	1,173
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	143,725	125,169
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Agreements	-72,672	-59,263
6.01.01.18	Pension Plan Obligations	136,096	173,420
6.01.01.20	Agreement with the Municipality of Mauá	0	-280,774
6.01.02	Changes in Assets and Liabilities	-918,886	-629,428
6.01.02.01	Trade Receivables	-412,159	-39,620
6.01.02.02	Related-Party Balances and Transactions	-1,944	79,400
6.01.02.03	Inventories	-1,126	-26,878
6.01.02.04	Recoverable Taxes	-940,923	-78,397
6.01.02.05	Other Receivables	16,436	-61,933
6.01.02.06	Escrow Deposits	36,510	24,676
6.01.02.08	Trade Payables and Contractors	-242,335	-244,353
6.01.02.09	Salaries, Payroll Charges and Social Contributions	63,173	-10,490
6.01.02.10	Pension Plan Obligations	-153,899	-154,387
6.01.02.11	Taxes and Contributions Payable	940,857	187,352
6.01.02.12	Services Payable	-68,265	-91,904
6.01.02.13	Other Liabilities	-47,349	-10,531
6.01.02.14	Provisions	-111,674	-207,951
6.01.02.15	Deferred Cofins/Pasep	3,812	5,588
6.01.03	Other	-1,502,312	-562,489
6.01.03.01	Interest Paid	-556,877	-562,489
6.01.03.02	Income Tax and Social Contribution Paid	-945,435	0
6.02	Net Cash from Investing Activities	-811,539	-4,187,872
6.02.01	Acquisition of Contract Asset and Intangible Assets	-2,477,227	-2,334,629
6.02.02	Acquisition of Property, Plant and Equipment	-27,366	-25,782
6.02.03	Increase in Investments	0	-4,531
6.02.04	Restricted Cash	8,910	-5,154

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 9/30/2021	1/01/2020 to 9/30/2020
6.02.07	Financial Investments	1,684,144	-1,817,776
6.03	Net Cash from Financing Activities	-430,682	-1,839,262
6.03.01	Funding	1,606,484	2,747,173
6.03.02	Amortization	-1,285,529	-3,150,780
6.03.03	Payment of Interest on Capital	-254,218	-890,095
6.03.04	Public-Private Partnership (PPP)	-433,969	-405,287
6.03.05	Program Contract Commitments	-63,450	-140,273
6.05	Increase (Decrease) in Cash and Cash Equivalents	2,005,627	-2,139,424
6.05.01	Opening Balance of Cash and Cash Equivalents	396,401	2,253,210
6.05.02	Closing Balance of Cash and Cash Equivalents	2,402,028	113,786

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2021 to 9/30/2021 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.03	Restated Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.04	Capital Transactions with Partners	0	0	-26,376	0	0	-26,376
5.04.08	Additional Dividends Approved	0	0	-26,376	0	0	-26,376
5.05	Total Comprehensive Income	0	0	0	1,738,441	0	1,738,441
5.05.01	Net Income for the Period	0	0	0	1,738,441	0	1,738,441
5.07	Closing Balances	15,000,000	0	8,168,330	1,738,441	-401,002	24,505,769

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2020 to 9/30/2020 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.03	Restated Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.04	Capital Transactions with Partners	0	0	-80,973	0	0	-80,973
5.04.08	Additional Dividends Approved	0	0	-80,973	0	0	-80,973
5.05	Total Comprehensive Income	0	0	0	141,790	17	141,807
5.05.01	Net Income for the Period	0	0	0	141,790	0	141,790
5.05.02	Other Comprehensive Income	0	0	0	0	17	17
5.05.02.06	Actuarial gains and Losses	0	0	0	0	17	17
5.07	Closing Balances	15,000,000	0	7,466,981	141,790	-912,154	21,696,617

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 9/30/2021	1/01/2020 to 9/30/2020
7.01	Revenue	15,006,344	13,414,283
7.01.01	Goods, Products and Services Sold	12,103,359	11,105,595
7.01.02	Other Revenue	54,357	64,027
7.01.03	Revenue from Construction of Own Assets	3,232,339	2,594,452
7.01.04	Allowance for/Reversal of Doubtful Accounts	-383,711	-349,791
7.02	Inputs Acquired from Third Parties	-6,760,496	-5,659,013
7.02.01	Costs of Goods, Products and Services Sold	-5,836,974	-4,928,302
7.02.02	Materials, Electricity, Outsourced Services and Others	-896,519	-785,942
7.02.04	Other	-27,003	55,231
7.03	Gross Value Added	8,245,848	7,755,270
7.04	Retentions	-1,660,020	-1,510,301
7.04.01	Depreciation, Amortization and Depletion	-1,660,020	-1,510,301
7.05	Net Value Added Produced	6,585,828	6,244,969
7.06	Wealth Received in Transfer	376,505	262,292
7.06.01	Equity Result	16,209	9,604
7.06.02	Financial Income	360,296	252,688
7.07	Total Value Added to Distribute	6,962,333	6,507,261
7.08	Value Added Distribution	6,962,333	6,507,261
7.08.01	Personnel	1,781,105	1,821,020
7.08.01.01	Salaries and Wages	1,258,072	1,305,532
7.08.01.02	Benefits	427,149	444,312
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	95,884	71,176
7.08.02	Taxes and Contributions	2,273,545	1,310,936
7.08.02.01	Federal	2,107,248	1,156,737
7.08.02.02	State	116,849	110,380
7.08.02.03	Municipal	49,448	43,819
7.08.03	Value Distributed to Providers of Capital	1,169,242	3,233,515
7.08.03.01	Interest	1,152,647	3,221,819
7.08.03.02	Rentals	16,595	11,696
7.08.04	Value Distributed to Shareholders	1,738,441	141,790
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	1,738,441	141,790

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Highlights

The Company recorded a net income of R$ 468.6 million in 3Q21, compared to the R$ 421.6 million reported in 3Q20, an increase of R$ 47.0 million (+11.1%).

Adjusted EBITDA totaled R$ 1,789.3 million, an increase of R$ 275.7 million from the R$ 1,513.6 million reported in 3Q20 (18.2%).

Revenue from sanitation services

Increased by R$ 645.8 million, impacted by: (i) tariff adjustment; (ii) higher total volume, excluding the volumes from the Residential Social and Residential Favela categories that were exempt from paying the tariff in 3Q20; (iii) higher revenue after the start of the operation in the municipality of Mauá; and (iv) higher average tariff due to the increase in the billed volume from the Commercial, Industrial, and Public categories.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 347.5 million, mainly due to the (i) R$ 103.0 million increase in general expenses; (ii) R$ 64.4 million increase in expenses with services; (iii) R$ 64.0 million increase in electricity expenses; and (iv) R$ 43.5 million increase in the allowance for doubtful accounts.

Impacts from the exchange variation

Despite the reduction in foreign currency debt, expenses with exchange variation on borrowings and financing increased by R$ 141.5 million, due to the appreciation of the U.S. dollar and Yen against the Real in 3Q21, compared to the figures reported in 3Q20, as shown below:

	3Q21	3Q20
Foreign currency debt - R$ thousand	3,242,505	3,720,328
Foreign currency debt as a percentage of total debt	18%	24%
U.S. variation in the quarter	8.7%	3.0%
Yen variation in the quarter	8.3%	5.2%

Operations in the Municipality of Mauá

In June 2020, the Company executed an agreement with the municipality of Mauá, solely to supply water, and started operations in November. The start of the operation impacted revenue from sanitation services by R$ 24.7 million and expenses by R$ 11.4 million, as shown below:

Mauá Impacts (R$ million)			Var.
	3Q21	3Q20	R$
Wholesale Revenue - agreement (1)	-	0.1	(0.1)
Revenue - Retail (2)	24.7	-	24.7
(=) Total Revenue from Sanitation Services	24.7	0.1	24.6
COFINS and PASEP	(1.9)	(0.0)	(1.9)
(=) Net Revenue	22.8	0.1	22.7
Costs and expenses (3)	(11.4)	-	(11.4)
(=) Total Expenses	(11.4)	-	(11.4)
(=) Net effect	11.4	0.1	11.3
(1)	In 3Q20, revenue refers to wholesale billing.
(2)	Revenue from retail billing.
(3)	Costs and expenses related to the operation (excludes indirect costs and expenses).

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Impacts from the COVID-19 pandemic

(i)	Increase of R$ 43.5 million (+57.9%) in the allowance for doubtful accounts, mainly from the higher delinquency recorded in 3Q21;
(ii)	Postponement of the tariff adjustment in 3Q20, with an estimated net impact of R$ 65.6 million on operating revenue. The refund of this impact was authorized by ARSESP and started in August 2020; and
(iii)	Payment exemption for customers in the "Residential Social" and “Residential Favela” categories in 3Q20, estimated at R$ 51.6 million.

1.	Result for the period

R$ million

			Var.				Var.
	3Q21	3Q20	R$	%	9M21	9M20	R$	%
Revenue from sanitation services	4,284.9	3,639.1	645.8	17.7	12,103.4	11,105.6	997.8	9.0
Construction revenue	1,186.1	1,053.4	132.7	12.6	3,232.3	2,594.5	637.8	24.6
COFINS and PASEP/TRCF taxes	(317.1)	(254.0)	(63.1)	24.8	(908.4)	(786.7)	(121.7)	15.5
(=) Net operating income	5,153.9	4,438.5	715.4	16.1	14,427.3	12,913.4	1,513.9	11.7
Costs and expenses	(2,774.0)	(2,426.5)	(347.5)	14.3	(8,065.0)	(7,319.3)	(745.7)	10.2
Construction costs	(1,159.5)	(1,029.7)	(129.8)	12.6	(3,159.7)	(2,535.2)	(624.5)	24.6
Equity pickup	4.0	3.1	0.9	29.0	16.2	9.6	6.6	68.8
Other operating revenues (expenses), net	2.7	0.8	1.9	237.5	12.5	113.3	(100.8)	(89.0)
(=) Earnings before financial result, income tax and social contribution	1,227.1	986.2	240.9	24.4	3,231.3	3,181.8	49.5	1.6
Financial result	(520.6)	(330.6)	(190.0)	57.5	(626.2)	(2,986.4)	2,360.2	(79.0)
(=) Earnings before income tax and social contribution	706.5	655.6	50.9	7.8	2,605.1	195.4	2,409.7	1,233.2
Income tax and social contribution	(237.9)	(234.0)	(3.9)	1.7	(866.7)	(53.6)	(813.1)	1,517.0
(=) Net income	468.6	421.6	47.0	11.1	1,738.4	141.8	1,596.6	1,126.0
Earnings per share (R$)*	0.69	0.62			2.54	0.21

(*) Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.				Var.
	3Q21	3Q20	R$	%	9M21	9M20	R$	%
Net income	468.6	421.6	47.0	11.1	1,738.4	141.8	1,596.6	1,126.0
Income tax and social contribution	237.9	234.0	3.9	1.7	866.7	53.6	813.1	1,517.0
Financial result	520.6	330.6	190.0	57.5	626.2	2,986.4	(2,360.2)	(79.0)
Other operating revenues (expenses), net	(2.7)	(0.8)	(1.9)	237.5	(12.5)	(113.3)	100.8	(89.0)
(=) Adjusted EBIT*	1,224.4	985.4	239.0	24.3	3,218.8	3,068.5	150.3	4.9
Depreciation and amortization	564.9	528.2	36.7	6.9	1,660.0	1,510.2	149.8	9.9
(=) Adjusted EBITDA**	1,789.3	1,513.6	275.7	18.2	4,878.8	4,578.7	300.1	6.6
(%) Adjusted EBITDA margin	34.7	34.1			33.8	35.5

* Adjusted EBIT corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

The net operating revenue, which considers construction revenue, totaled R$ 5,153.9 million in 3Q21, up by 16.1% over 3Q20.

Costs and expenses, which consider construction costs, totaled R$ 3,933.5 million, up by 13.8% over 3Q20.

Adjusted EBIT, of R$ 1224.4 million, rose by 24.3% over the R$ 985.4 million recorded in 3Q20.

Adjusted EBITDA, of R$ 1,789.3 million, increased by 18.2% over the R$ 1,513.6 million recorded in 3Q20 (R$ 6,721.9 million in the last 12 months).

Adjusted EBITDA margin was 34.7% in 3Q21, compared to 34.1% in 3Q20 (34.8% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 44.4% in 3Q21, compared to 44.0% in 3Q20 (44.3% in the last 12 months).

The Company recorded a net income of R$ 468.6 million in 3Q21, compared to R$ 421.6 million in 3Q20.

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,284.9 million in 3Q21, an increase of R$ 645.8 million (+17.7%) over the R$ 3,639.1 million recorded in 3Q20.

The main factors that led to the increase were:

•	Average tariff adjustment of 7.0% since May 2021;
•	Tariff adjustment of 3.4% since August 2020;
•	Increase of 3.7% in the billed volume, excluding the municipality of Mauá (served in the wholesale basis in 3Q20) and the segment of the Residential Social and Residential Favela categories exempt from paying the tariff in 3Q20;
•	R$ 24.7 million in 3Q21, from the operation in the municipality of Mauá; and
•	Billing from the Commercial, Industrial, and Public categories (non-Residential) higher than that of the Residential category, which increased the average tariff given that the tariffs of the non-Residential categories are higher.

3.	Construction revenue

Construction revenue increased by R$ 132.7 million (+12.6%) in 3Q21, due to higher investments made.

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-on-quarter and year-on-year basis, by customer category and region. Mauá volumes and the exemption of the “Residential Social” and “Residential Favela” categories are presented individually.

WATER AND SEWAGE BILLED VOLUME (1) BY CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	3Q21	3Q20	Var. %	3Q21	3Q20	Var. %	3Q21	3Q20	Var. %
Residential	457.5	444.1	3.0	400.7	387.4	3.4	858.2	831.5	3.2
Commercial	42.1	39.4	6.9	40.1	37.4	7.2	82.2	76.8	7.0
Industrial	8.3	7.8	6.4	9.5	8.9	6.7	17.8	16.7	6.6
Public	9.8	8.4	16.7	8.6	7.5	14.7	18.4	15.9	15.7
Total retail	517.7	499.7	3.6	458.9	441.2	4.0	976.6	940.9	3.8
Wholesale (3)	12.2	12.9	(5.4)	3.9	3.5	11.4	16.1	16.4	(1.8)
Subtotal	529.9	512.6	3.4	462.8	444.7	4.1	992.7	957.3	3.7
Mauá (4)	5.2	7.9	(34.2)	-	-	-	5.2	7.9	(34.2)
Residential Social/Favela (5)	-	17.9	(100.0)	-	13.9	(100.0)	-	31.8	(100.0)
Total	535.1	538.4	(0.6)	462.8	458.6	0.9	997.9	997.0	0.1
	Water			Sewage			Water + Sewage
Category	9M21	9M20	Var. %	9M21	9M20	Var. %	9M21	9M20	Var. %
Residential	1,394.2	1,330.0	4.8	1,218.3	1,157.4	5.3	2,612.5	2,487.4	5.0
Commercial	123.1	121.8	1.1	117.1	116.2	0.8	240.2	238.0	0.9
Industrial	25.0	23.1	8.2	27.3	27.2	0.4	52.3	50.3	4.0
Public	26.9	27.8	(3.2)	23.8	24.7	(3.6)	50.7	52.5	(3.4)
Total retail	1,569.2	1,502.7	4.4	1,386.5	1,325.5	4.6	2,955.7	2,828.2	4.5
Wholesale (3)	37.7	37.5	0.5	11.4	11.0	3.6	49.1	48.5	1.2
Subtotal	1,606.9	1,540.2	4.3	1,397.9	1,336.5	4.6	3,004.8	2,876.7	4.5
Mauá (4)	16.3	26.0	(37.3)	-	-	-	16.3	26.0	(37.3)
Residential Social/Favela (5)	-	44.4	(100.0)	-	34.2	(100.0)	-	78.6	(100.0)
Total	1,623.2	1,610.6	0.8	1,397.9	1,370.7	2.0	3,021.1	2,981.3	1.3
WATER AND SEWAGE BILLED VOLUME (1) BY REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q21	3Q20	Var. %	3Q21	3Q20	Var. %	3Q21	3Q20	Var. %
Metropolitan	348.9	331.7	5.2	309.6	294.0	5.3	658.5	625.7	5.2
Regional (2)	168.8	168.0	0.5	149.3	147.2	1.4	318.1	315.2	0.9
Total retail	517.7	499.7	3.6	458.9	441.2	4.0	976.6	940.9	3.8
Wholesale (3)	12.2	12.9	(5.4)	3.9	3.5	11.4	16.1	16.4	(1.8)
Subtotal	529.9	512.6	3.4	462.8	444.7	4.1	992.7	957.3	3.7
Mauá (4)	5.2	7.9	(34.2)	-	-	-	5.2	7.9	(34.2)
Residential Social/Favela (5)	-	17.9	(100.0)	-	13.9	(100.0)	-	31.8	(100.0)
Total	535.1	538.4	(0.6)	462.8	458.6	0.9	997.9	997.0	0.1
	Water			Sewage			Water + Sewage
Region	9M21	9M20	Var. %	9M21	9M20	Var. %	9M21	9M20	Var. %
Metropolitan	1,060.3	996.1	6.4	939.5	881.4	6.6	1,999.8	1,877.5	6.5
Regional (2)	508.9	506.6	0.5	447.0	444.1	0.7	955.9	950.7	0.5
Total retail	1,569.2	1,502.7	4.4	1,386.5	1,325.5	4.6	2,955.7	2,828.2	4.5
Wholesale (3)	37.7	37.5	0.5	11.4	11.0	3.6	49.1	48.5	1.2
Subtotal	1,606.9	1,540.2	4.3	1,397.9	1,336.5	4.6	3,004.8	2,876.7	4.5
Mauá (4)	16.3	26.0	(37.3)	-	-	-	16.3	26.0	(37.3)
Residential Social/Favela (5)	-	44.4	(100.0)	-	34.2	(100.0)	-	78.6	(100.0)
Total	1,623.2	1,610.6	0.8	1,397.9	1,370.7	2.0	3,021.1	2,981.3	1.3

(1)	Unaudited by external auditors
(2)	Including coastal and interior regions
(3)	Wholesale includes volumes of reuse water and non-domestic sewage
(4)	Billed volume in the wholesale segment in 2020 and in the retail segment in 2021
(5)	Volume exempt of payment in 3Q20/9M20

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 477.3 million in 3Q21 (+13.8%). Excluding construction costs, the increase was R$ 347.5 million (+14.3%). Costs, administrative and selling expenses, and construction costs as a percentage of net revenue was 76.3% in 3Q21, compared to 77.9% in 3Q20.

R$ million

			Var.				Var.
	3Q21	3Q20	R$	%	9M21	9M20	R$	%
Salaries and payroll charges and Pension plan obligations	681.2	669.4	11.8	1.8	1,981.0	2,005.6	(24.6)	(1.2)
General supplies	79.3	63.5	15.8	24.9	225.6	186.7	38.9	20.8
Treatment supplies	82.1	78.9	3.2	4.1	263.4	253.9	9.5	3.7
Services	522.0	457.6	64.4	14.1	1,506.1	1,323.7	182.4	13.8
Electricity	375.0	311.0	64.0	20.6	1,074.5	915.9	158.6	17.3
General expenses	327.4	224.4	103.0	45.9	912.1	721.3	190.8	26.5
Tax expenses	23.5	18.4	5.1	27.7	58.6	52.1	6.5	12.5
Subtotal	2,090.5	1,823.2	267.3	14.7	6,021.3	5,459.2	562.1	10.3
Depreciation and amortization	564.9	528.2	36.7	6.9	1,660.0	1,510.2	149.8	9.9
Allowance for doubtful accounts	118.6	75.1	43.5	57.9	383.7	349.9	33.8	9.7
Subtotal	683.5	603.3	80.2	13.3	2,043.7	1,860.1	183.6	9.9
Costs, administrative and selling expenses	2,774.0	2,426.5	347.5	14.3	8,065.0	7,319.3	745.7	10.2
Construction costs	1,159.5	1,029.7	129.8	12.6	3,159.7	2,535.2	624.5	24.6
Costs, adm & selling expenses and construction costs	3,933.5	3,456.2	477.3	13.8	11,224.7	9,854.5	1,370.2	13.9
% of net revenue	76.3	77.9			77.8	76.3

Salaries and payroll charges and Pension plan obligations

The R$ 11.8 million increase (+1.8%) recorded in 3Q21 was due to:

•	R$ 13.7 million in health care expenses, mainly because of lower demand for medical services in 3Q20, due to the social distancing measures adopted as a way to control the COVID-19 pandemic; and
•	R$ 8.1 million in overtime expenses, due to a lower realization in 3Q20 because of the social distancing measures adopted.

The increases above were partially offset by the R$ 12.6 million decrease in pension plans expenses, due to changes in the actuarial assumptions.

General supplies

The R$ 15.8 million increase (+24.9%) mainly resulted from: (i) R$ 7.3 million with the maintenance of water and sewage connections and networks; and (ii) R$ 6.0 million with fuels and lubricants.

Services

Service expenses totaled R$ 522.0 million, an increase of R$ 64.4 million (+14.1%) over the R$ 457.6 million recorded in 3Q20. The main increases were:

•	R$ 21.3 million paid to technical services, especially computer technical support;
•	R$ 16.4 million with the maintenance of water and sewage systems;
•	R$ 12.8 million with paving and replacing of sidewalks; and
•	R$ 9.5 million with network maintenance and water and sewage connections.

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

Electricity

Electricity expenses totaled R$ 375.0 million in 3Q21, an increase of R$ 64.0 million (+20.6%) over the R$ 311.0 million recorded in 3Q20. The Free Market Tariffs (ACL) accounted for 53.2% of total expenses in 3Q21 (49.2% in 3Q20), while the Regulated Market Tariffs (ACR) accounted for 46.8% (50.8% in 3Q20).

The main factors that contributed to this variation were:

•	Average decrease of 2.2% in ACL prices (includes Grid Market Tariffs - TUSD), with an 18.3% rise in consumption; and
•	Average increase of 30.6% in ACR tariffs, with a 14.4% decrease in consumption.

General expenses

General expenses totaled R$ 327.4 million in 3Q21, an increase of R$ 103.0 million (+45.9%) over the R$ 224.4 million recorded in 3Q20, mainly due to:

•	Higher expenses with lawsuits in 3Q21, of R$ 53.3 million; and
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 32.9 million, resulting from an increase in both revenue and number of municipalities expected to contribute with transfers; and

Depreciation and amortization

The R$ 36.7 million increase (+6.9%) was due to the beginning of operations of intangible assets, totaling R$ 4.1 billion.

Allowance for doubtful accounts

Increase of R$ 43.5 million (+57.9%), due to the higher delinquency recorded in 3Q21.

6.	Financial result

R$ million

			Var.
	3Q21	3Q20	R$	%
Financial expenses, net of income	(207.5)	(180.2)	(27.3)	15.1
Monetary and exchange variations, net	(313.1)	(150.4)	(162.7)	108.2
Financial Result	(520.6)	(330.6)	(190.0)	57.5

Financial expenses, net of income

R$ million

			Var.
	3Q21	3Q20	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(167.4)	(92.0)	(75.4)	82.0
Interest and charges on international borrowings and financing	(12.5)	(39.5)	27.0	(68.4)
Other financial expenses	(105.0)	(94.2)	(10.8)	11.5
Total financial expenses	(284.9)	(225.7)	(59.2)	26.2
Financial income	77.4	45.5	31.9	70.1
Financial expenses, net of income	(207.5)	(180.2)	(27.3)	15.1

The main impacts in “financial expenses, net of income” result from:

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

•	Increase of R$ 75.4 million in interest and charges on domestic borrowings and financing, mainly due to: (i) higher interest on debentures, of R$ 22.7 million, mainly from the proceeds of the 27th and 28th issues; (ii) recognition of R$ 16.5 million in interest in 3Q21, due to the funds raised with BID Invest in November 2020; and (iii) rise in the average DI rate (from 1.90% in 3Q20 to 6.15% in 3Q21), which impacted interest on several domestic borrowings;
•	Decrease of R$ 27.0 million in interest and charges on international borrowings and financing, due to the amortization of Eurobonds on September 30, 2020, leading to a decrease of R$ 27.2 million;
•	Increase of R$ 10.8 million in other financial expenses, mostly due to higher recognition of interest on lawsuits, of R$ 15.5 million; and
•	Increase of R$ 31.9 million in financial income, mainly on financial investments in 3Q21, as a result of the higher value adopted and the average DI rate.

Monetary and exchange variations, net

R$ million

			Var.
	3Q21	3Q20	R$	%
Monetary and exchange variation on liabilities
Monetary variations on borrowings and financing	(52.0)	(19.7)	(32.3)	164.0
Exchange variations on borrowings and financing	(252.6)	(111.1)	(141.5)	127.4
Other monetary variations	(69.3)	(39.8)	(29.5)	74.1
Total monetary and exchange variations on liabilities	(373.9)	(170.6)	(203.3)	119.2
Monetary and exchange variations on assets	60.8	20.2	40.6	201.0
Monetary and exchange variations, net	(313.1)	(150.4)	(162.7)	108.2

The effect of net monetary and exchange variations was R$ 162.7 million in 3Q21, higher than in 3Q20, mainly from:

•	R$ 32.3 million increase in monetary variations on borrowings and financing, due to the rise in the IPCA consumer price index;
•	R$ 141.5 million increase in exchange variations on borrowings and financing, due to the higher appreciation of the U.S. dollar and Yen against the Real in 3Q21 (8.7% and 8.3%, respectively), when compared to the appreciations recorded in 3Q20 (3.0% and 5.2%, respectively);
•	R$ 29.5 million increase in other monetary variations, due to: (i) higher monetary variation on lawsuits, of R$ 13.9 million; and (ii) higher monetary variation on the asset leases, of R$ 12.2 million, resulting from a rise in the average IPC; and
•	R$ 40.6 million increase in monetary and exchange variation gains, due to higher adjustments on agreements and overdue bills, caused by the rise in the IPCA.

7.	Income tax and social contribution

The R$ 3.9 million increase in 3Q21 was mainly due to:

•	Higher net operating revenue, excluding the effects of the construction revenue, of R$ 582.7 million;
•	Higher costs and expenses, of R$ 347.5 million; and
•	Higher expenses with exchange variation, of R$ 141.5 million.

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Comments on the Company’s Performance

8.	Indicators
a)	Operating

Information (*)	3Q21	3Q20%
Water connections (1)	10,152	10,030	1.2
Sewage connections (1)	8,627	8,458	2.0
Population directly served - water (2)	27.7	27.4	1.1
Population directly served - sewage (2)	24.6	24.2	1.7
Number of employees	12,598	13,533	(6.9)
Volume of water produced in the quarter (3)	717	726	(1.3)
Volume of water produced in 9M21 (3)	2,157	2,171	(0.7)

(1) Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá.

(2) In million inhabitants, at the end of the period. Excludes wholesale supply and Mauá.

(3) In millions of cubic meters

(*) Unaudited by external auditors

b)	Economic

Economic Variables at the End of the Quarter (*)	3Q21	3Q20
Amplified Consumer Price Index (1)	3.02	1.24
National Consumer Price Index (1)	3.13	1.68
Consumer Price Index (1)	3.63	2.16
Interbank Deposit Certificate (2)	6.15	1.90
U.S. Dollar (3)	5.4394	5.6407
Yen (3)	0.04878	0.05343

(1) Accrued in the quarter (%)

(2) Quarterly rate on the last day

(3) Ptax sale rate on the last day

(*) Unaudited by external auditors

9.	Borrowings and financing

According to the Material Fact released on October 28, 2021, the Board of Directors approved the 29th Debenture Issue in up to three series for public distribution, under CVM Instruction 400, at an initial amount of R$ 1,250 million, R$ 500.0 million of which to the institutional public and R$ 750.0 million as incentive debentures, under article 2 of Law 12,431/11. According to CVM Instruction 400, the Company has the option to exercise an Additional Lot of up to 20% of the initial amount. The proceeds raised with the Debenture issue will be used to refinance maturing debt and restore cash, as well as for infrastructure investments in projects deemed as a priority by the Regional Development Ministry (MDR), according to Law 12,431/11.

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Comments on the Company’s Performance

(R$ thousand)

DEBT PROFILE
INSTITUTION	2021	2022	2023	2024	2025	2026	2027 onwards	TOTAL	% of total
Local currency
Debentures	1,497,746	591,574	690,472	1,056,617	939,196	828,655	1,918,360	7,522,620	42
Brazilian Federal Savings Bank	23,762	98,069	92,713	91,889	97,638	103,749	950,776	1,458,596	8
BNDES	52,458	209,832	203,098	196,438	176,267	166,453	436,169	1,440,715	8
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,618,768	2,525,513	14
IDB INVEST	-	34,800	37,340	39,550	44,300	106,390	662,653	925,033	5
Lease (Concession Agreements, Program Contracts and Contract Asset) (1)	36,074	38,480	40,578	43,470	35,183	29,878	180,716	404,379	2
Leases (others) (2)	17,255	59,356	32,982	8,699	5,358	1,302	-	124,952	1
Other	1,197	4,790	4,719	2,393	2,162	-	-	15,261	0
Interest and charges	258,086	-	-	-	-	-	-	258,086	2
Total in local currency	1,886,578	1,218,250	1,283,251	1,620,405	1,481,453	1,417,776	5,767,442	14,675,155	82
Foreign currency
IDB	-	55,907	55,907	55,907	59,477	7,140	114,666	349,004	2
IBRD	-	33,070	33,070	33,070	33,070	33,070	244,006	409,356	2
JICA	5,899	207,020	207,020	207,020	207,020	207,020	1,352,460	2,393,459	14
IDB 1983AB	-	41,842	41,147	-	-	-	-	82,989	0
Interest and charges	7,697	-	-	-	-	-	-	7,697	0
Total in foreign currency	13,596	337,839	337,144	295,997	299,567	247,230	1,711,132	3,242,505	18

TOTAL	1,900,174	1,556,089	1,620,395	1,916,402	1,781,020	1,665,006	7,478,574	17,917,660	100
(1)	Refers to work contracts signed as Assets Lease;
(2)	Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 3Q21:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
(1)	“Other Onerous Debt” corresponds to the sum of social security obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of September 30, 2021, the Company had met the requirements of its borrowings and financing agreements.

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Comments on the Company’s Performance

10.	CAPEX

Investments totaled R$ 1,282.2 million in 3Q21. Cash disbursed in 3Q21 referring to the Company’s historical investments, including from previous periods, totaled R$ 1,019.0 million.

The tables below show investments broken down by water, sewage, and region:

R$ million

Investment – July to September/21	Water	Sewage	Total
Metropolitan Region	352.1	656.0	1,008.1
Regional Systems	107.4	166.7	274.1
Total	459.5	822.7	1,282.2

R$ million

Investment - January to September/21	Water	Sewage	Total
Metropolitan Region	1,143.3	1,658.8	2,802.1
Regional Systems	381.8	455.9	837.7
Total	1,525.1	2,114.7	3,639.8

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Notes to the Quarterly Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of September 30, 2021, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	September 30, 2021	December 31, 2020	September 30, 2020

Total municipalities that have already signed contracts	342	342	342
Balance – intangible and contract assets	41,630,815	39,440,568	39,035,377
Percentage of intangible and contract assets	93.90%	93.08%	93.71%
Revenue from sanitation services (excluding construction revenue)	11,512,329	14,406,803	10,364,110
Percentage of revenue from sanitation services (excluding construction revenue)	95.12%	95.05%	93.32%

Municipalities with expired contracts:	8	8	8
Balance – intangible and contract assets	215,833	264,931	216,326
Percentage of intangible and contract assets	0.49%	0.63%	0.52%
Revenue from sanitation services (excluding construction revenue)	29,635	39,088	28,480
Percentage of revenue from sanitation services (excluding construction revenue)	0.24%	0.26%	0.26%

Municipalities with concession agreements due by 2030:	25	25	25
Balance – intangible and contract assets	1,148,688	1,436,529	1,176,822
Percentage of intangible and contract assets	2.59%	3.39%	2.83%
Revenue from sanitation services (excluding construction revenue)	471,834	597,483	433,989
Percentage of revenue from sanitation services (excluding construction revenue)	3.90%	3.94%	3.91%
Municipality of São Paulo:
Percentage of intangible and contract assets	42.87%	37.94%	42.17%
Percentage of revenue from sanitation services (excluding construction revenue)	45.13%	44.58%	44.37%

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Notes to the Quarterly Information

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

The global economic instability worsened with the outbreak of a new coronavirus in early 2020, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP adopted several measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented several preventive measures so that its employees are not exposed to situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) anticipation of influenza and pneumonia vaccination campaigns; (iv) closing of all branches that assist the public, concentrating services in the digital channels to protect customers and employees; among others.

Regarding the effects of COVID-19 mentioned in previous quarters, we emphasize the migration of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category, which slightly recovered in the third quarter of 2021 compared to the same period in 2020.

Expenses with allowance for doubtful accounts are still rising due to the higher delinquency in the period.

Management expects that the financial funds raised with the gradual recovery of the economic activities, improved water security from the works carried out, generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

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Notes to the Quarterly Information

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

Last May 31, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said regulation determines economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines, as well as several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the new law.

In this new context, the Company understands it is important to highlight that: i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework; ii) it has access to public capital and the private capital market due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; iii) it has high governance level; and iv) it has current contracts with the granting authorities that ensure 95% of revenue.

Approvals

The interim information was approved by the Board of Directors on November 11, 2021.

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Notes to the Quarterly Information

2	Basis of preparation and presentation of the quarterly information

Presentation of the Interim Financial Information

The Interim Financial information as of September 30, 2021, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Interim Financial Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim information for September 30, 2021, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2020, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Employees benefits (Note 21);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the interim financial information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of Brazilian reais, unless otherwise stated.

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Notes to the Quarterly Information

3	Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information for September 30, 2021 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2020, disclosed on Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not used derivative instruments in any of the reported periods.

(a)	Market risk

Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at lower interest rates, in U.S. dollar and Yen.

The management of the currency exposure considers several current and projected economic factors, besides the market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 3,264,268 as of September 30, 2021 (R$ 3,563,170 as of December 31, 2020), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

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Notes to the Quarterly Information

	September 30, 2021		December 31, 2020
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	158,151	860,247	167,479	870,338
Borrowings and financing – Yen	49,125,128	2,396,324	52,969,560	2,671,255
Interest and charges from borrowings and financing – US$		2,696		5,540
Interest and charges from borrowings and financing – Yen		5,001		16,037
Total exposure		3,264,268		3,563,170
Borrowing cost – US$		(18,899)		(12,342)
Borrowing cost – Yen		(2,864)		(2,966)
Total foreign currency-denominated borrowings (Note 16)		3,242,505		3,547,862

The 8.6% decrease in the balance of the foreign currency denominated debt from December 31, 2020 to September 30, 2021 was mainly impacted by the amortization of debt installments and the depreciation of the Yen against the Brazilian real. The table below shows the exchange variation in the period:

	September 30, 2021	December 31, 2020	Var.
US$	R$ 5.4394	R$ 5.1967	4.7%
Yen	R$ 0.04878	R$ 0.05043	-3.3%

From January to September 2021, the liabilities of borrowings and financing agreements fell by R$ 305,357 (increased by R$ 2,135,702 from January to September 2020), from the currency variation of the borrowings and financing agreements. As of September 30, 2021, if the Brazilian real had depreciated or appreciated by 10 percentage points against the U.S. dollar and Yen with all other variables held constant, in addition to the impacts already mentioned above, the effects on the result before taxes for the nine-month period ended September 30, 2021 would have been R$ 326,427 (R$ 372,915 for the nine-month period ended September 30, 2020), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

Scenario I below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts of possible depreciations of 25% and 50% in the U.S. dollar and Yen, respectively, are shown in scenarios II and III.

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Notes to the Quarterly Information

The Company understands that the scenarios presented are reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen. The appreciation of the U.S. dollar and the depreciation of the Yen against the Brazilian real came to 4.7% and -3.3%, respectively, in 2021.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of September 30, 2021 in US$ - Losses	158,151	158,151	158,151

US$ rate as of September 30, 2021	5.4394	5.4394	5.4394
Exchange rate estimated according to the scenario	5.4250	6.7813	8.1375
Difference between the rates	0.0144	(1.3419)	(2.6981)

Effect on the net financial result R$ - gain/(loss)	2,277	(212,223)	(426,707)

Net currency exposure as of September 30, 2021 in ¥ – Losses	49,125,128	49,125,128	49,125,128

Yen rate as of September 30, 2021	0.04878	0.04878	0.04878
Exchange rate estimated according to the scenario	0.05065	0.06331	0.07597
Difference between the rates	(0.00187)	(0.01453)	(0.02719)

Effect on the net financial result R$ - (loss)	(91,864)	(713,788)	(1,335,712)

Total effect on the net financial result in R$ - (loss)	(89,587)	(926,011)	(1,762,419)

(*) For the probable scenario in U.S. dollar, the exchange rate estimated for September 30, 2022 was used, according to the BACEN Focus Report of September 30, 2021. For the Yen, the exchange rate estimated for September 30, 2022 was used, according to B3’s Reference Rates report of September 30, 2021.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates to evaluate the possible need to replace its debt.

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Notes to the Quarterly Information

The table below provides borrowings and financing subject to variable interest rates:

	September 30, 2021	December 31, 2020
CDI (i)	8,562,299	7,836,988
TR (ii)	1,629,083	1,619,416
IPCA (iii)	2,214,241	2,176,547
TJLP (iv)	1,546,949	1,517,657
LIBOR (v)	860,245	870,337
Interest and charges	265,783	164,439
Total	15,078,600	14,185,384

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of September 30, 2021, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2021 would have been R$ 150,786 (R$ 121,217 for the nine-month period ended September 30, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of September 30, 2021 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date. See additional information in Notes 6, 7, 8, 9, and 10.

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Notes to the Quarterly Information

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAA+

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	September 30, 2021	December 31, 2020
Cash and cash equivalents and financial investments
AA(bra)	2,954,930	2,662,685
AAA(bra)	920,128	891,243
Others (*)	272,587	253,619
	4,147,645	3,807,547

(*) As of September 30, 2021, this category includes R$ 258,358 (R$ 253,066 as of December 31, 2020) referring to Banco BV, checking accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of September 30, 2021.

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Notes to the Quarterly Information

	October to December 2021	2022	2023	2024	2025	2026 onwards	Total
September 30, 2021

Liabilities
Borrowings and financing	2,127,577	2,390,773	2,393,787	2,619,429	2,408,011	12,344,773	24,284,350
Suppliers	257,195	-	-	-	-	-	257,195
Services payable	529,210	-	-	-	-	-	529,210
Public-Private Partnership - PPP	98,946	401,684	411,734	399,900	353,053	4,363,097	6,028,414
Program Contract Commitments	101,405	35,407	35,407	1,099	1,099	13,779	188,196

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance CPC 40, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for a future period after September 30, 2021, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), with additions of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. At the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Quarterly Information

September 30, 2021
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	4,055,805	8.9900%(**)	11.2375%	13.4850%
Financial income		364,617	455,771	546,925

Liabilities
CDI	(8,562,299)	8.9900%(**)	11.2375%	13.4850%
Interest to be incurred		(769,751)	(962,188)	(1,154,626)

CDI net exposure	(4,506,494)	(405,134)	(506,417)	(607,701)

Liabilities
TR	(1,629,083)	0.0096%(**)	0.0120%	0.0144%
Expenses to be incurred		(156)	(195)	(235)

IPCA	(2,214,241)	4.1234%(*)	5.1543%	6.1851%
Expenses to be incurred		(91,302)	(114,129)	(136,953)

TJLP	(1,546,949)	5.5600%(***)	6.9500%	8.3400%
Interest to be incurred		(86,010)	(107,513)	(129,016)

LIBOR	(860,245)	0.1740%(**)	0.2175%	0.2610%
Interest to be incurred		(1,497)	(1,871)	(2,245)

Total expenses to be incurred, net		(584,099)	(730,125)	(876,150)

(*) Source: Focus-BACEN Report of September 30, 2021
(**) Source: B3 of September 30, 2021
(***) Source: LCA Consultores of September 30, 2021

(i)	Refers to the scenario of the projected interest to be incurred for the 12 months as of September 30, 2021, or until the maturity of the agreements, whichever is shorter.

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Notes to the Quarterly Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	September 30, 2021	December 31, 2020

Total borrowings and financing (Note 16)	17,917,660	17,258,624
(-) Cash and cash equivalents (Note 6)	(2,402,028)	(396,401)
(-) Financial investments (Note 7)	(1,745,617)	(3,411,146)

Net debt	13,770,015	13,451,077
Total equity	24,505,769	22,793,704

Total (shareholders plus creditor’s equity)	38,275,784	36,244,781

Leverage ratio	36%	37%

As of September 30, 2021, the leverage ratio fell to 36%, compared to 37% as of December 31, 2020, mainly due to the profit recorded from January to September 2021, of R$ 1,738,441.

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

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Notes to the Quarterly Information

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial Assets

	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,402,028	2,402,028	396,401	396,401
Financial investments	1,745,617	1,745,617	3,411,146	3,411,146
Restricted cash	26,832	26,832	35,742	35,742
Trade receivables	2,758,454	2,758,454	2,450,986	2,450,986
ANA	21,093	21,093	26,463	26,463
Other assets	248,163	248,163	246,110	246,110

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 839,842 as of September 30, 2021 (R$ 806,645 as of December 31, 2020), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 745,765 (R$ 732,391 as of December 31, 2020), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,917,660	18,156,355	17,258,624	17,702,649
Suppliers	257,195	257,195	263,741	263,741
Services payable	529,210	529,210	453,750	453,750
Program Contract Commitment	178,953	178,953	231,480	231,480
Public-Private Partnership - PPP	3,085,587	3,085,587	3,175,273	3,175,273

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Notes to the Quarterly Information

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of September 30, 2021, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2020.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the interim financial information requires Management to make judgments (except for those that involve assumptions) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities, and present results that may differ from the actual ones.

The Company makes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company evaluated the main accounting policies that involve judgment, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as those in which assumptions and estimates are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations - pension plans; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	September 30, 2021	December 31, 2020

Cash and banks	78,827	74,033
Cash equivalents	2,323,201	322,368
Total	2,402,028	396,401

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

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Notes to the Quarterly Information

As of September 30, 2021, the average yield of financial investments corresponded to 96.00% of CDI (95.82% as of December 31, 2020).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	September 30, 2021	December 31, 2020
Banco BV	258,358	253,066
Banco Itaú S/A	361,451	354,296
Banco Bradesco S/A	516,655	506,136
Banco BTG Pactual S/A	361,664	354,299
Banco do Brasil S/A	247,489	1,943,349
	1,745,617	3,411,146

As of September 30, 2021, the average yield of the financial investments corresponded to 101.57% of CDI (98.95% as of December 31, 2020).

8	Restricted cash

	September 30, 2021	December 31, 2020

Agreement with the São Paulo municipal government (i)	20,431	29,599
Brazilian Federal Savings Bank – escrow deposits (ii)	216	272
Other	6,185	5,871
	26,832	35,742

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with the São Paulo municipal government; and
(ii)	Refers to the savings account intended to receive escrow deposits from lawsuits with final and unappealable decisions in favor of the Company, which are blocked under the contractual clause.

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Notes to the Quarterly Information

9	Trade receivables

(a)	Statement of financial position details

	September 30, 2021	December 31, 2020
Private sector:
General (i) and special customers (ii)	2,138,207	1,663,738
Agreements (iii)	467,299	398,367

	2,605,506	2,062,105
Government entities:
Municipal	467,559	473,201
Federal	7,714	3,859
Agreements (iii)	438,686	333,740

	913,959	810,800
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,631	3,582
São Caetano do Sul	16,516	18,808

Total wholesale customers – Municipal governments	20,147	22,390

Unbilled supply	466,622	713,310

Subtotal	4,006,234	3,608,605
Allowance for doubtful accounts	(1,247,780)	(1,157,619)

Total	2,758,454	2,450,986

Current	2,453,684	2,204,029
Noncurrent	304,770	246,957

	2,758,454	2,450,986

(i)	General customers - residential, and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

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Notes to the Quarterly Information

(b)	The aging of trade receivables is as follows:

	September 30, 2021	December 31, 2020

Current	1,986,560	1,793,104
Past-due:
Up to 30 days	384,321	340,760
From 31 to 60 days	211,599	177,103
From 61 to 90 days	138,560	120,488
From 91 to 120 days	119,723	88,323
From 121 to 180 days	177,974	113,060
From 181 to 360 days	54,795	82,365
Over 360 days	932,702	893,402

Total past-due	2,019,674	1,815,501

Total	4,006,234	3,608,605

The increase in the past-due balance was mainly due to higher delinquency of the private sector.

(c)	Allowance for doubtful accounts

	January to September 2021	January to September 2020

Balance at the beginning of the period	1,157,619	1,042,015
Additions	131,918	151,947
Recoveries	(41,757)	(53,471)

Balance at the end of the period	1,247,780	1,140,491

Reconciliation of estimated/historical losses at the result	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Write-offs	(135,100)	(291,601)	(140,579)	(244,926)
(Losses)/reversal with state entities – related parties	(1,356)	(1,949)	1,154	(6,389)
(Losses) with the private sector/government entities	(1,844)	(131,918)	41,348	(151,947)
Recoveries	19,741	41,757	22,952	53,471

Amount recorded as expense (Note 27)	(118,559)	(383,711)	(75,125)	(349,791)

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Notes to the Quarterly Information

The Company does not have customers representing 10% or more of its total revenues.

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses with the São Paulo State Government

	September 30, 2021	December 31, 2020
Accounts receivable
Current:
Sanitation services	134,408	109,078
Estimated losses	(41,076)	(39,127)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	24,365	22,726
- GESP Agreement – 2015	82,349	75,377

Total current	200,046	168,054

Noncurrent:
Agreement for the installment payment of sanitation services	745	4,303
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	639,051	634,288

Total noncurrent	639,796	638,591

Total receivables from shareholders	839,842	806,645

Assets:
Sanitation services	94,077	74,254
Reimbursement of additional retirement and pension benefits paid (G0)	745,765	732,391

Total	839,842	806,645

Liabilities:
Interest on capital payable to related parties	-	116,180

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Notes to the Quarterly Information

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Revenue from sanitation services	145,941	389,322	113,989	379,824
Payments from related parties	(96,351)	(316,687)	(110,938)	(404,527)

Payment received from reimbursement referring to Law 4,819/1958	(33,792)	(121,850)	(54,922)	(126,839)

(ii)	Disputed amounts

As of September 30, 2021 and December 31, 2020, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,342,656 and
R$ 1,281,409, respectively, for which allowances for doubtful accounts were created.

(iii)	Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of September 30, 2021, and December 31, 2020, the amounts corresponding to the actuarial liability totaled R$ 2,540,926 and R$ 2,549,541, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of September 30, 2021, the balance of the agreement totaled R$ 8,140 and R$ 88,998 (R$ 17,255 and R$ 73,660 as of December 31, 2020), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariff for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

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Notes to the Quarterly Information

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From July to September and from January to September 2021, expenses with employees assigned to other state entities totaled R$ 165 and R$ 540 (R$ 468 and R$ 1,735 from July to September and from January to September 2020), respectively.

No expenses with employees from other entities assigned to the Company were recorded in 2021 and in the third quarter of 2020 (R$ 13 from January to September 2020).

(f)	Non-operating assets

As of September 30, 2021 and December 31, 2020, the Company’s land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of September 30, 2021, totaled R$ 309,865 (R$ 319,053 as of December 31, 2020). See Note 21.

(h)	Compensation of the Fiscal Council and Management Key Personnel

From July to September and from January to September 2021, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 1,586 and R$ 4,777 (R$ 1,570 and R$ 4,749 from July to September and from January to September 2020), respectively.

Additional amounts of R$ 360 and R$ 1.080, referring to the executive officers’ bonus program, were recorded from July to September and from January to September 2021 (R$ 380 and R$ 1,100 from July to September and from January to September 2020), respectively.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect the returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

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Notes to the Quarterly Information

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company until the borrowings and financing requested with financial institutions are granted.

As of September 30, 2021, the balance of principal and interest of this agreement totaled R$ 7,473 and R$ 18,933, recorded in “Other assets” under current assets and noncurrent assets, respectively (R$ 9,420 and R$ 23,866, respectively, as of December 31, 2020), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matures on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of September 30, 2021, the balance of principal and interest of this agreement totaled R$ 8 and R$ 1,009, which was recorded in Noncurrent assets, under Other assets, at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by the borrower to SABESP until August 31, 2025.

(j)	“Se Liga na Rede” (Connect to the Network Program)

The São Paulo State enacted the State Law 14,687/2012, creating the Pro-Connection program, intended to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks in low-income households which agreed to adhere to the program. The Law was regulated by Decree 58,280/2012 and is effective for eight years. During the Program, R$ 52,174 was reimbursed by the São Paulo State. As of September 30, 2021, there were no balances receivable from related parties.

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

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Notes to the Quarterly Information

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Dividends distributed	Profit (loss) for the period
	September 30, 30, 2021	December 31, 2020	January to September 2021	January to September 2021	(*)	January to September 2020

Sesamm	56,519	51,514	-	5,005	-	5,358
Águas de Andradina	30,399	29,576	(996)	1,908	(89)	(755)
Águas de Castilho	9,394	8,533	(281)	1,127	15	990
Attend Ambiental	21,828	11,409	-	3,036	7,383	3,005
Aquapolo Ambiental	60,137	41,903	-	18,234	-	13,393
Paulista Geradora de Energia	6,279	6,692	-	(413)	-	(250)

	Investment		Dividends distributed	Equity pickup			Interest percentage
	September 30, 2021	December 31, 2020	January to September 2021	January to September 2021	(*)	January to September 2020	September 30, 2021	December 31, 2020

Sesamm	20,348	18,546	-	1,802	-	1,929	36%	36%
Águas de Andradina	9,119	8,873	(299)	572	(27)	(226)	30%	30%
Águas de Castilho	2,818	2,560	(84)	338	4	298	30%	30%
Saneaqua Mairinque[1]	-	-	-	-	-	(248)	4.6%	4.6%
Attend Ambiental	9,822	5,134	-	1,366	3,322	1,352	45%	45%
Aquapolo Ambiental	29,467	20,532	-	8,935	-	6,562	49%	49%
Paulista Geradora de Energia	1,570	1,673	-	(103)	-	(63)	25%	25%
Total	73,144	57,318	(383)	12,910	3,299	9,604
Other investments	6,099	6,099
Total	79,243	63,417

(*) Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2020 were issued after the disclosure of SABESP’s financial statements.

(1) As of August 20, 2020, SABESP discontinued the equity accounting method for the investment in Saneaqua Mairinque and recorded R$ 5,734 in “Other investments”.

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Notes to the Quarterly Information

12	Investment Properties

	December 31, 2020	Write-offs and disposals	Depreciation	September 30, 2021

Investment properties	46,274	(100)	(36)	46,138

	December 31, 2019	Transfer	Depreciation	September 30, 2020

Investment properties	47,562	(1,240)	(36)	46,286

As of September 30, 2021, the market value of these properties was approximately R$ 386,000 (R$ 383,000 as of December 31, 2020).

13	Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. See Note 14 for further information on the capitalization of interest and construction margin, recorded during the construction period.

	December 31, 2020	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	September 30, 2021 (iii)

Total contract asset	7,969,164	3,466,866	1,166	(2,690,263)	8,746,933

	December 31, 2019	Additions	Transfers	Transfers of works to intangible assets	September 30, 2020

Total contract asset	7,617,714	2,762,570	55,496	(2,319,375)	8,116,405

(i)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande, and Guarulhos, totaling R$ 1,841 million, R$ 127 million, and R$ 108 million, respectively.

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Notes to the Quarterly Information

(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Caieiras, and Franco da Rocha, totaling R$ 1,715 million, R$ 110 million, and R$ 77 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande, and São Bernardo do Campo, totaling R$ 3,880 million, R$ 619 million, and R$ 504 million, respectively.

As of September 30, 2021, the contract asset included R$ 276,893, recorded as a lease (R$ 276,893 as of December 31, 2020). Leases are part of construction costs; however, constructions are still in progress.

14	Intangible assets

(a)	Statement of financial position details

	September 30, 2021			December 31, 2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	687,739	(200,888)	486,851	671,904	(188,129)	483,775
Concession agreements – economic value	1,478,568	(788,377)	690,191	1,446,261	(711,596)	734,665
Program contracts	24,091,952	(7,436,093)	16,655,859	23,160,119	(6,799,812)	16,360,307
Program contracts – commitments	1,709,757	(378,558)	1,331,199	1,709,757	(338,834)	1,370,923
Service contracts – São Paulo	22,220,415	(6,435,806)	15,784,609	20,579,676	(5,707,072)	14,872,604
Software license of use	1,045,654	(509,641)	536,013	978,085	(437,460)	540,625
Right of use – Other assets	160,427	(56,105)	104,322	141,782	(99,106)	42,676
Total	51,394,512	(15,805,468)	35,589,044	48,687,584	(14,282,009)	34,405,575

(b)	Changes

	December 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2021
Intangible right arising from:
Concession agreements – equity value (*)	483,775	-	16,260	76	(140)	(13,120)	486,851
Concession agreements – economic value	734,665	-	32,812	14	(242)	(77,058)	690,191
Program contracts (*)	16,360,307	10,579	932,362	602	(2,281)	(645,710)	16,655,859
Program contracts – commitments	1,370,923	-	-	-	-	(39,724)	1,331,199
Service contracts – São Paulo	14,872,604	11,272	1,641,261	(1,218)	(2,859)	(736,451)	15,784,609
Software license of use	540,625	-	67,568	-	-	(72,180)	536,013
Right of use – Other assets	42,676	123,701	-	-	(3,976)	(58,079)	104,322
Total	34,405,575	145,552	2,690,263	(526)	(9,498)	(1,642,322)	35,589,044

(*) As of September 30, 2021, Concession agreements – equity value, and Program contracts included leases totaling R$ 68,353 and R$ 183,782 (R$ 76,454 and R$ 193,107 as of December 31, 2020), respectively.

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	December 2019	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, September 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	-	(1,031,829)	43,690	1,431	(216)	(23,049)	484,880
Concession agreements – economic value	712,852	-	-	63,781	(1,621)	(28)	(67,014)	707,970
Program contracts (*)	13,819,700	289,838	1,031,829	1,338,664	(51,448)	(3,579)	(597,602)	15,827,402
Program contracts – commitments	1,364,875	58,324	-	-	-	-	(39,034)	1,384,165
Service contracts – São Paulo	14,390,763	12,697	-	845,327	(24,356)	(5,398)	(660,723)	14,558,310
Software license of use	471,706	-	-	27,913	78,243	-	(56,569)	521,293
Right of use – Other assets	70,698	26,670	-	-	-	-	(42,385)	54,983
Total	32,325,447	387,529	-	2,319,375	2,249	(9,221)	(1,486,376)	33,539,003

(*) As of September 30, 2020, Concession agreements – equity value, and Program contracts included leases totaling R$ 79,157 and R$ 196,219 (R$ 87,266 and R$ 205,558 as of December 31, 2019), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. Garbage collection fees started to be charged on water and sewage bills as of January 1, 2021 and were interrupted on May 1, 2021. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)	Obligations arising from concession agreements

As of September 30, 2021, the Company has obligations recorded in “Program contract commitments”, under current liabilities and noncurrent liabilities, totaling R$ 136,023 and R$ 42,930 (R$ 162,541 and R$ 68,939 as of December 31, 2020), respectively.

(d)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustment, and exchange variation in concession intangible assets during the construction period. From January to September 2021, it capitalized R$ 183,241 (R$ 187,798 from January to September 2020).

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Notes to the Quarterly Information

(e)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. The construction margin was 2.3% as of September 30, 2021 and 2020.

From July to September and from January to September 2021, the construction margins were R$ 26,668 and R$ 72,672 (R$ 23,684 and R$ 59,263 from July to September and from January to September 2020), respectively.

(f)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From July to September and from January to September 2021, expropriations totaled R$ 8,145 and R$ 58,437 (R$ 6,455 and R$ 27,908 from July to September and from January to September 2020), respectively.

(g)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets, net of amortization, are as follows:

	September 30, 2021	December 31, 2020

Alto Tietê	273,549	287,645
São Lourenço	2,938,273	3,065,445
Total	3,211,822	3,353,090

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Notes to the Quarterly Information

The obligations assumed by the Company are as follows:

	September 30, 2021			December 31, 2020
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	56,107	124,331	180,438	59,429	149,726	209,155
São Lourenço	77,474	2,827,675	2,905,149	70,778	2,895,340	2,966,118
Total	133,581	2,952,006	3,085,587	130,207	3,045,066	3,175,273

(h)	Amortization of Intangible Assets

The average amortization rate totaled 4.7% and 4.6% as of September 30, 2021 and 2020, respectively.

(i)	Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Integrated Business Management System (Enterprise Resource Planning – SAP ERP) was implemented. This system includes the administrative/financial module.

The implementation of the commercial module Net@Suíte was concluded on October 13, 2021.

(j)	Right of use

The Company recognizes right of use assets and lease liabilities, except for those of short-term and low value. For these cases, from January to September 2021, SABESP maintained the amounts of R$ 7,022, R$ 7,868, and R$ 1,285 in its results (R$ 2,838, R$ 6,970, and R$ 1,473 from January to September 2020), allocated to operating costs, selling expenses, and administrative expenses, respectively.

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Notes to the Quarterly Information

Nature	September 30, 2021	December 31, 2020

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,446	405,426
Accumulated amortization	(153,311)	(135,865)
(=) Net	252,135	269,561

Other assets (*)
Vehicles	128,068	115,208
Properties	7,381	15,508
Equipment	9,677	4,541
Other assets	15,301	6,525
Accumulated amortization	(56,105)	(99,106)
(=) Net	104,322	42,676

Right of use	633,350	589,130

(*) From January to September 2021, costs and accumulated amortization totaling R$ 102,158, referring to expired rights of use, were written off.

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s result:

Impact on the result
	September 30, 2021	September 30, 2020

Right of use amortization	(74,032)	(59,832)
Financial result – interest expense and inflation adjustment	(51,818)	(47,363)
Expenses of short-term leases with low value	(16,175)	(11,281)
Reduction of profit for the period	(142,025)	(118,476)

(k)	Performance Agreements

As of September 30, 2021, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 721,394 and R$ 758,306 (R$ 306,738 and R$ 265,940 as of December 31, 2020), respectively.

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Notes to the Quarterly Information

15	Property, plant and equipment

(a)	Statement of financial position details

	September 30, 2021				December 31, 2020
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	86,112	(40,924)	45,188	2.1%	86,860	(41,513)	45,347	2.1%
Equipment	386,872	(280,318)	106,554	14.3%	372,103	(271,087)	101,016	14.8%
Transportation equipment	10,319	(7,849)	2,470	9.9%	10,319	(7,350)	2,969	9.9%
Furniture and fixtures	34,367	(14,333)	20,034	6.7%	31,232	(13,813)	17,419	6.7%
Other	8,734	(220)	8,514	5.0%	7,618	(331)	7,287	4.9%
Total	620,617	(343,644)	276,973	10.6%	602,345	(334,094)	268,251	11.2%

(b)	Changes

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	1,998	(1,373)	(5)	(779)	45,188
Equipment	101,016	22,902	(1,755)	(238)	(15,371)	106,554
Transportation equipment	2,969	-	-	-	(499)	2,470
Furniture and fixtures	17,419	1,962	1,657	(99)	(905)	20,034
Other	7,287	504	831	-	(108)	8,514
Total	268,251	27,366	(640)	(342)	(17,662)	276,973

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2020
Land	92,962	-	1,251	-	-	94,213
Buildings	41,705	2,657	(110)	-	(821)	43,431
Equipment	152,273	19,217	(50,704)	(96)	(21,795)	98,895
Transportation equipment	1,984	299	1,055	-	(454)	2,884
Furniture and fixtures	18,219	2,503	(1,551)	(65)	(776)	18,330
Other	7,250	1,106	(6,446)	-	(43)	1,867
Total	314,393	25,782	(56,505)	(161)	(23,889)	259,620

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

16	Borrowings and Financing

Borrowings and financing outstanding balance	September 30, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	124,388	169,838	45,450	158,425	203,875
14th issue debentures	33,469	-	33,469	51,873	24,205	76,078
17th issue debentures	98,853	98,546	197,399	91,850	183,335	275,185
18th issue debentures	47,701	119,616	167,317	45,918	135,105	181,023
21st issue debentures	174,819	-	174,819	175,000	174,769	349,769
22nd issue debentures	200,000	498,161	698,161	99,969	678,149	778,118
23rd issue debentures	-	864,751	864,751	-	864,678	864,678
24th issue debentures	-	445,579	445,579	-	414,994	414,994
25th issue debentures	1,449,198	-	1,449,198	1,442,610	-	1,442,610
26th issue debentures	-	1,127,482	1,127,482	-	1,047,767	1,047,767
27th issue debentures	-	997,300	997,300	-	997,000	997,000
28th issue debentures	-	1,197,307	1,197,307	-	-	-
Brazilian Federal Savings Bank	96,790	1,361,806	1,458,596	90,382	1,324,459	1,414,841
Brazilian Development Bank - BNDES PAC	13,394	10,008	23,402	13,185	20,247	33,432
Brazilian Development Bank - BNDES PAC II 9751	7,161	32,093	39,254	7,159	37,447	44,606
Brazilian Development Bank - BNDES PAC II 9752	4,851	21,831	26,682	4,851	25,470	30,321
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	66,769	93,520	26,751	86,809	113,560
Brazilian Development Bank – BNDES TIETÊ III	117,593	646,645	764,238	86,823	542,519	629,342
Brazilian Development Bank - BNDES 2015	33,558	429,045	462,603	33,558	454,126	487,684
Brazilian Development Bank - BNDES 2014	6,524	24,492	31,016	5,143	23,017	28,160
Inter-American Development Bank – IDB 2202	181,349	2,344,164	2,525,513	181,349	2,524,798	2,706,147
Inter-American Development Bank – IDB INVEST	34,800	890,233	925,033	44,815	898,060	942,875
Leases (Concession Agreements, Program Contracts, and Contract Asset)	36,074	368,305	404,379	28,847	399,896	428,743
Leases (others)	64,440	60,512	124,952	36,576	9,300	45,876
Other	4,790	10,471	15,261	3,778	11,382	15,160
Interest and other charges	258,086	-	258,086	158,918	-	158,918
Total in local currency	2,935,651	11,739,504	14,675,155	2,674,805	11,035,957	13,710,762

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Borrowings and financing outstanding balance	September 30, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 41,112 thousand (US$ 51,390 thousand in December 2020)	55,907	167,720	223,627	53,412	213,649	267,061
Inter-American Development Bank - IDB 4623 – US$ 24,942 thousand (US$ 10,220 thousand in December 2020)	-	125,377	125,377	-	46,474	46,474
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8906 - US$ 76,712 thousand (US$ 82,792 thousand in December 2020)	33,070	376,286	409,356	31,594	393,949	425,543
JICA 15 – ¥ 9,219,440 thousand (¥ 10,371,870 thousand in December 2020)	56,215	393,509	449,724	58,117	464,936	523,053
JICA 18 – ¥ 8,289,280 thousand (¥ 9,325,440 thousand in December 2020)	50,544	353,641	404,185	52,253	417,846	470,099
JICA 17 – ¥ 3,506,879 thousand (¥ 3,349,203 thousand in December 2020)	11,797	158,364	170,161	11,260	156,738	167,998
JICA 19 – ¥ 28,109,529 thousand (¥ 29,923,047 thousand in December 2020)	88,463	1,280,926	1,369,389	91,456	1,415,683	1,507,139
IDB 1983AB – US$ 15,385 thousand (US$ 23,077 thousand in December 2020)	41,842	41,147	82,989	39,975	78,943	118,918
Interest and other charges	7,697	-	7,697	21,577	-	21,577
Total in foreign currency	345,535	2,896,970	3,242,505	359,644	3,188,218	3,547,862

Total borrowings and financing	3,281,186	14,636,474	17,917,660	3,034,449	14,224,175	17,258,624

Exchange rate as of September 30, 2021: US$ 5.4394; ¥ 0.04878 (as of December 31, 2020: US$ 5.1967; ¥ 0.05043).

As of September 30, 2021, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2), and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
25th issue debentures	Own funds	October 2021	CDI + 3.30%
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1), CDI+ 1.80% (series 2), and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
Brazilian Federal Savings Bank	Own funds	2021/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2026	4.25% to 10.70%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 41,112 thousand	Government	2025	2.87% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 24,942 thousand	Government	2044	1.19% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8906 - US$ 76,712 thousand	Government	2034 and 2048	0.48% and 1.58% (*)	US$
JICA 15 – ¥ 9,219,440 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 8,289,280 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,506,879 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 28,109,529 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 15,385 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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Notes to the Quarterly Information

(i)	Payment schedule – accounting balances as of September 30, 2021

	2021	2022	2023	2024	2025	2026	2027 to 2048	TOTAL
LOCAL CURRENCY
Debentures	1,497,746	591,574	690,472	1,056,617	939,196	828,655	1,918,360	7,522,620
Brazilian Federal Savings Bank	23,762	98,069	92,713	91,889	97,638	103,749	950,776	1,458,596
BNDES	52,458	209,832	203,098	196,438	176267	166,453	436,169	1,440,715
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,618,768	2,525,513
IDB INVEST	-	34,800	37,340	39,550	44,300	106,390	662,653	925,033
Leases (Concession Agreements, Program Contracts, and Contract Asset)	36,074	38,480	40,578	43,470	35,183	29,878	180,716	404,379
Leases (others)	17,311	59,439	32,982	8,699	5,358	1,163	-	124,952
Other	1,197	4,790	4,719	2,393	2,162	-	-	15,261
Interest and other charges	258,086	-	-	-	-	-	-	258,086
TOTAL IN LOCAL CURRENCY	1,886,634	1,218,333	1,283,251	1,620,405	1,481,453	1,417,637	5,767,442	14,675,155
FOREIGN CURRENCY
IDB	-	55,907	55,907	55,907	59,477	7,140	114,666	349,004
IBRD	-	33,070	33,070	33,070	33,070	33,070	244,006	409,356
JICA	5,899	207,020	207,020	207,020	207,020	207,020	1,352,460	2,393,459
IDB 1983AB	-	41,842	41,147	-	-	-	-	82,989
Interest and other charges	7,697	-	-	-	-	-	-	7,697
TOTAL IN FOREIGN CURRENCY	13,596	337,839	337,144	295,997	299,567	247,230	1,711,132	3,242,505
Total	1,900,230	1,556,172	1,620,395	1,916,402	1,781,020	1,664,867	7,478,574	17,917,660

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(ii)	Changes

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2021

LOCAL CURRENCY
Debentures	6,756,504		1,200,000	(4,074)	147,412	-	(171,784)	(464,295)	203,760	72,646	12,442	7,752,611
Brazilian Federal Savings Bank	1,418,832		112,968	-	-	-	(84,408)	(69,217)	58,164	26,358	-	1,462,697
BNDES	1,370,902		207,136	-	-	-	(62,990)	(133,721)	38,184	24,931	194	1,444,636
IDB 2202	2,730,195	-	-	-	-	-	(97,829)	(181,349)	37,833	47,108	716	2,536,674
IDB INVEST	944,513	-	-	-	-	-	(33,276)	(18,340)	40,522	-	498	933,917
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(39,861)	(24,364)	39,861	-	-	404,379
Leases (others)	45,876	123,705	-	-	-	-	(11,957)	(56,586)	23,914	-	-	124,952
Other	15,197	-	2,921	(32)	-	-	(515)	(2,789)	489	18	-	15,289
TOTAL IN LOCAL CURRENCY	13,710,762	123,705	1,523,025	(4,106)	147,412	-	(502,620)	(950,661)	442,727	171,061	13,850	14,675,155

FOREIGN CURRENCY
IDB 1212	270,804	-	-	-	9,763	-	(7,459)	(53,197)	4,999	-	-	224,910
IDB 4623	46,498	-	78,537	(3,796)	4,022	-	(324)	-	793	-	140	125,870
IBRD	426,860	-	-	(3,377)	19,989	-	(2,481)	(32,965)	1,255	-	165	409,446
JICA	2,684,321	-	16,242	(41)	(90,210)	7,137	(42,376)	(208,100)	26,774	4,565	143	2,398,455
IDB 1983AB	119,379	-	-	-	4,365	-	(1,617)	(40,606)	1,513	478	312	83,824
TOTAL IN FOREIGN CURRENCY	3,547,862	-	94,779	(7,214)	(52,071)	7,137	(54,257)	(334,868)	35,334	5,043	760	3,242,505
Total	17,258,624	123,705	1,617,804	(11,320)	95,341	7,137	(556,877)	(1,285,529)	478,061	176,104	14,610	17,917,660

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Accrued interest and rates - Capitalized	Expenses with borrowing costs	September 30, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	2,507,640	(48,953)	28,217	-	(137,876)	(538,405)	146,016	15,028	6,285	5,689,180
Brazilian Federal Savings Bank	1,429,250	-	-	39,267	-	-	-	(84,065)	(62,995)	54,926	29,050	-	1,405,433
BNDES	1,201,411	-	-	210,000	-	-	-	(47,164)	(81,213)	37,146	21,589	194	1,341,963
IDB 2202	-	2,807,371	-	-	-	-	-	(37,613)	(90,674)	15,201	16,628	318	2,711,231
Leases (Concession Agreements, Program Contracts, and Contract Asset)	459,671	-	-	-	-	-	-	(43,698)	(17,702)	39,619	-	-	437,890
Leases	74,453	-	26,670	-	-	-	-	(6,773)	(42,385)	6,599	-	-	58,564
Other	9,898	-	-	7,252	-	-	-	(486)	(1,340)	472	26	-	15,822
TOTAL IN LOCAL CURRENCY	6,885,911	2,807,371	26,670	2,764,159	(48,953)	28,217	-	(357,675)	(834,714)	299,979	82,321	6,797	11,660,083

FOREIGN CURRENCY
IDB 2202	2,063,069	(2,807,371)	-	-	-	776,640	48,246	(34,150)	(71,943)	416	24,695	398	-
IDB 1212	253,121	-	-	-	-	90,456	-	(10,860)	(49,145)	8,104	-	-	291,676
IBRD	357,880	-	-	-	(2,029)	138,788	1,217	(7,572)	(31,216)	4,544	752	96	462,460
Eurobonds	1,413,956	-	-	-	-	457,931	-	(104,170)	(1,868,676)	90,941	9,195	823	-
JICA	2,106,908	-	-	34,215	(67)	876,498	15,704	(42,970)	(191,604)	31,052	5,107	143	2,834,986
IDB 1983AB	163,864	-	-	-	(152)	69,324	-	(5,092)	(103,482)	5,645	561	538	131,206
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,807,371)	-	34,215	(2,248)	2,409,637	65,167	(204,814)	(2,316,066)	140,702	40,310	1,998	3,720,328
Total	13,244,709	-	26,670	2,798,374	(51,201)	2,437,854	65,167	(562,489)	(3,150,780)	440,681	122,631	8,795	15,380,411

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(a)	Main events in the nine-month period ended September 30, 2021

(i)	Debentures

In the first quarter of 2021, the Company amortized the first installment of series 3 of the 17th issue debentures, totaling R$ 91.7 million, and the amortization of series 1 of the 22nd issue debentures, totaling R$ 100.0 million.

In the second quarter of 2021, it amortized series 2 of the 21st issue debentures, totaling R$ 175.0 million.

In the third quarter of 2021, the Company raised R$ 1.2 billion from the 28th issue of simple and unsecured debentures, not convertible into shares, in up to three series, according to CVM Instruction 476. The funds raised will be used to refinance commitments maturing in 2021 and to recompose the Company’s cash.

The 28th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 127,800	07/2024	CDI + 1.20% p.a.
Series 2	R$ 888,200	07/2026	CDI + 1.44% p.a.
Series 3	R$ 184,000	07/2028	CDI + 1.60% p.a.

•	The covenants agreed for the 28th issue debentures are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 166 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(ii)	IDB

In the first quarter of 2021, the Company raised R$ 17.8 million, referring to contract IDB 4623, and amortized R$ 27.1 million, referring to contract IDB 1212.

In the second quarter of 2021, the Company raised R$ 29.8 million, referring to contract IDB 4623.

In the third quarter of 2021, the Company raised R$ 30.9 million, referring to contract IDB 4623, and amortized R$ 26.1 million, referring to contract IDB 1212.

(iii)	JICA

In the first quarter of 2021, the Company amortized R$ 102.8 million, referring to contracts JICA 15, 18, and 19.

In the second quarter of 2021, the Company amortized R$ 8.8 million, referring to contract JICA 17.

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Notes to the Quarterly Information

In the third of 2021, the Company amortized R$ 96.5 million, referring to contracts JICA 15, 18, and 19.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments) and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (j).

(c)	Covenants

The table below shows the most restrictive covenants as of September 30, 2021.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of September 30, 2021, and December 31, 2020, the Company met the requirements set forth by its borrowings and financing agreements.

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Notes to the Quarterly Information

(d)	Borrowings and financing Credit limited

Agent	September 30, 2021
(in millions of Brazilian reais (*))
Brazilian Federal Savings Bank	1,387
Brazilian Development Bank (BNDES)	455
Japan International Cooperation Agency (JICA)	66
Inter-American Development Bank (IDB)	1,496
International Bank for Reconstruction and Development (IBRD)	1,356
Other	16
TOTAL	4,776

(*) Brazilian Central Bank’s exchange rate as of September 30, 2021 (US$ 1.00 = R$ 5.4394; ¥ 1.00 = R$ 0.04878).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	September 30, 2021	December 31, 2020
Recoverable taxes
Income tax and social contribution	28,771	-
Withheld income tax (IRRF) on financial investments	11,838	4,391
Other federal taxes	3,247	18,281
Total	43,856	22,672

(b)	Current liabilities

	September 30, 2021	December 31, 2020
Taxes and contributions payable
Income tax and social contribution	60,231	69,041
Cofins and Pasep	118,756	93,601
INSS (social security contribution)	38,712	37,599
IRRF (withholding income tax)	5,297	21,287
Other	39,245	45,291
Total	262,241	266,819

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Notes to the Quarterly Information

18	Deferred taxes and contributions

(a)	Statement of financial position details

	September 30, 2021	December 31, 2020
Deferred tax assets
Provisions	477,319	436,445
Pension plan obligations - G1	151,519	154,498
Donations of underlying assets on concession agreements	48,130	50,142
Allowance for doubtful accounts	166,959	155,719
Other	121,737	134,932
Total deferred tax asset	965,664	931,736

Deferred tax liabilities
Temporary difference on concession of intangible asset	(376,175)	(388,675)
Capitalization of borrowing costs	(390,867)	(390,211)
Profit on supply to government entities	(353,947)	(356,513)
Actuarial gain – G1 Plan	(48,979)	(48,979)
Construction margin	(46,770)	(48,843)
Borrowing costs	(16,585)	(19,231)
Total deferred tax liabilities	(1,233,323)	(1,252,452)

Deferred tax liability, net	(267,659)	(320,716)

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Notes to the Quarterly Information

(b)	Changes

Deferred tax assets	December 31, 2020	Net change	September 30, 2021
Provisions	436,445	40,874	477,319
Pension plan obligations - G1	154,498	(2,979)	151,519
Donations of underlying assets on concession agreements	50,142	(2,012)	48,130
Allowance for doubtful accounts	155,719	11,240	166,959
Other	134,932	(13,195)	121,737
Total	931,736	33,928	965,664

Deferred tax liabilities
Temporary difference on concession of intangible asset	(388,675)	12,500	(376,175)
Capitalization of borrowing costs	(390,211)	(656)	(390,867)
Profit on supply to government entities	(356,513)	2,566	(353,947)
Actuarial gain – G1	(48,979)	-	(48,979)
Construction margin	(48,843)	2,073	(46,770)
Borrowing costs	(19,231)	2,646	(16,585)
Total	(1,252,452)	19,129	(1,233,323)

Deferred tax liability, net	(320,716)	53,057	(267,659)

Deferred tax assets	December 31, 2019	Net change	September 30, 2020
Provisions	366,673	(23,946)	342,727
Pension plan obligations - G1	157,998	(2,940)	155,058
Donations of underlying assets on concession agreements	51,818	(1,003)	50,815
Allowance for doubtful accounts	145,622	5,695	151,317
Other	183,147	(31,419)	151,728
Total	905,258	(53,613)	851,645

Deferred tax liabilities
Temporary difference on concession of intangible asset	(408,732)	15,307	(393,425)
Capitalization of borrowing costs	(409,236)	15,083	(394,153)
Profit on supply to government entities	(372,289)	12,584	(359,705)
Actuarial gain – G1	(54,222)	-	(54,222)
Construction margin	(83,399)	33,865	(49,534)
Borrowing costs	(11,376)	(9,217)	(20,593)
Total	(1,339,254)	67,622	(1,271,632)

Deferred tax liability, net	(433,996)	14,009	(419,987)

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

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Notes to the Quarterly Information

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Profit before income taxes	706,477	2,605,123	655,559	195,393
Statutory rate	34%	34%	34%	34%

Estimated expense at the statutory rate	(240,202)	(885,742)	(222,890)	(66,434)
Benefit of interest on capital	-	13,874	-	48,009
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(5,968)	(17,895)	(10,276)	(30,040)
Donations	(3,708)	(7,383)	(611)	(6,541)
Other differences	11,932	30,464	(206)	1,403

Income tax and social contribution	(237,946)	(866,682)	(233,983)	(53,603)

Current income tax and social contribution	(262,037)	(919,739)	(192,985)	(67,612)
Deferred income tax and social contribution	24,091	53,057	(40,998)	14,009
Effective rate	34%	33%	36%	27%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii).

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14 to the Annual Financial Statements as of December 31, 2020. The terms and payment amounts are defined based on the outcome of these lawsuits.

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Notes to the Quarterly Information

	September 30, 2021			December 31, 2020
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	164,421	(10,335)	154,086	160,705	(10,553)	150,152
Supplier claims (ii)	419,932	(119)	419,813	410,734	(358)	410,376
Other civil claims (iii)	91,112	(2,530)	88,582	86,083	(2,505)	83,578
Tax claims (iv)	70,705	(15,125)	55,580	59,678	(2,410)	57,268
Labor claims (v)	355,388	(16,589)	338,799	316,880	(15,503)	301,377
Environmental claims (vi)	302,322	(33)	302,289	249,582	(31)	249,551
Total	1,403,880	(44,731)	1,359,149	1,283,662	(31,360)	1,252,302

Current	801,055	-	801,055	760,209	-	760,209
Noncurrent	602,825	(44,731)	558,094	523,453	(31,360)	492,093

(II)	Changes

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2021
Customer claims (i)	160,705	25,425	19,113	(20,608)	(20,214)	164,421
Supplier claims (ii)	410,734	44,885	46,658	(39,572)	(42,773)	419,932
Other civil claims (iii)	86,083	6,946	8,440	(2,987)	(7,370)	91,112
Tax claims (iv)	59,678	6,329	5,777	(8)	(1,071)	70,705
Labor claims (v)	316,880	75,624	26,525	(36,664)	(26,977)	355,388
Environmental claims (vi)	249,582	28,189	33,987	-	(9,436)	302,322
Subtotal	1,283,662	187,398	140,500	(99,839)	(107,841)	1,403,880
Escrow deposits	(31,360)	(15,908)	(3,512)	4,073	1,976	(44,731)
Total	1,252,302	171,490	136,988	(95,766)	(105,865)	1,359,149

ITR - Quarterly Information Form - 9/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2020
Customer claims (i)	253,665	12,220	13,177	(74,745)	(45,083)	159,234
Supplier claims (ii)	153,654	84,916	9,151	(66,335)	(20,666)	160,720
Other civil claims (iii)	93,910	12,174	7,627	(19,259)	(10,096)	84,356
Tax claims (iv)	59,143	3,447	1,321	(76)	(2,116)	61,719
Labor claims (v)	325,129	41,632	26,697	(51,844)	(34,443)	307,171
Environmental claims (vi)	192,950	26,495	17,095	-	(1,718)	234,822
Subtotal	1,078,451	180,884	75,068	(212,259)	(114,122)	1,008,022
Escrow deposits	(42,643)	(11,715)	(1,091)	16,023	7,724	(31,702)
Total	1,035,808	169,169	73,977	(196,236)	(106,398)	976,320

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	September 30, 2021	December 31, 2020
Customer claims (i)	161,777	110,508
Supplier claims (ii)	1,543,098	1,350,308
Other civil claims (iii)	810,442	758,800
Tax claims (iv)	1,491,165	1,253,636
Labor claims (v)	1,091,257	1,005,648
Environmental claims (vi)	3,061,264	5,981,837
Total	8,159,003	10,460,737

(c)	Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Approximately 790 lawsuits (690 as of December 31, 2020) were filed by commercial customers, who claim that their tariffs should correspond to those of the other customer categories, and 320 lawsuits (310 as of December 31, 2020) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 40 lawsuits (30 as of December 31, 2020) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

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Notes to the Quarterly Information

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company.

(d)	Guarantee insurance

As of May 25, 2021, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used for guarantee insurance for escrow deposit is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years.

From July to September 2021, the Company used R$ 74 as guarantee insurance for escrow deposit (R$ 44,000 from July to September 2020).

Until September 2021, The Company used R$ 3,967,00 in guarantees for escrow deposit of the agreement in force.

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Notes to the Quarterly Information

20	Labor liabilities and pension plan obligations

	September 30, 2021	December 31, 2020
Salaries and payroll charges	34,717	53,107
Provision for vacation	240,092	207,906
Provision for Christmas bonus	77,835	-
Healthcare plan (i)	49,300	45,768
Provision for profit sharing (ii)	66,522	91,209
Consent Decree (TAC)	6,848	8,978
Knowledge Retention Program (PRC)	1,936	3,975
Total	477,250	410,943

(i)	Healthcare plan

Benefits are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the third quarter of 2021, the Company contributed 10.2%, on average, of gross payroll, totaling R$ 71,601 (7.8% in the third quarter of 2020, totaling R$ 55,229).

(ii)	Profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month’s salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii), and VIVEST (iv). See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2020	(319,053)	(2,549,541)	(2,868,594)
Expenses recognized in 2021	(17,435)	(118,661)	(136,096)
Payments made in 2021	26,623	127,276	153,899
Pension plan obligations as of September 30, 2021	(309,865)	(2,540,926)	(2,850,791)

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Notes to the Quarterly Information

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2019	(314,677)	(3,046,255)	(3,360,932)
Expenses recognized in 2020	(18,723)	(154,697)	(173,420)
Payments made in 2020	27,953	126,434	154,387
Pension plan obligations as of September 30, 2020	(305,447)	(3,074,518)	(3,379,965)

(i)	G1 Plan

Managed by SABESPREV, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred to as “G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded as accounts receivable from shareholders, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Since December 31, 2019, the “Sabesprev Mais” Defined Contribution Plan, managed by SABESPREV, has not been accepting any new adhesions. Since January 1, 2020, new employees have had the option to join Fundação CESP’s Defined Contribution Plan (VIVEST), as well as those who did not join the Sabesprev Mais Plan.

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

(iv)	VIVEST Plan

Defined Contribution Plan administered by VIVEST. The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

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Notes to the Quarterly Information

(v)	Reconciliation of expenditures with pension plan obligations

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

G1 Plan (i)	5,812	17,435	6,241	18,723
G0 Plan (ii)	39,554	118,661	51,566	154,697
Sabesprev Mais Plan (iii)	5,722	16,612	5,446	16,340
VIVEST Plan (iv)	44	102	21	36
Subtotal	51,132	152,810	63,274	189,796
Capitalized	(1,092)	(3,150)	(1,202)	(3,764)
Reimbursement of additional retirement and pension benefits paid (G0)	(22,001)	(66,028)	(21,342)	(66,345)
Other	1,256	3,728	1,197	4,605
Pension plan obligations (Note 27)	29,295	87,360	41,927	124,292

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of September 30, 2021, and December 31, 2020, were R$ 529,210 and R$ 453,750, respectively.

23	Equity

(a)    Share capital

As of September 30, 2021, and December 31, 2020, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

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Notes to the Quarterly Information

	September 30, 2021		December 31, 2020
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,507,729	50.3
Other shareholders
In Brazil (1)	237,704,371	34.8	254,868,646	37.3
Abroad (2) (3)	102,298,834	14.9	85,133,494	12.4

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of September 30, 2021, the common shares traded in Brazil were held by 44,934 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.
(3)	Each ADR corresponds to 1 share.

(b)   Interest on capital

The Annual Shareholders’ Meeting of April 29, 2021 approved the distribution of dividends as interest on capital totaling R$ 231,163, corresponding to a minimum mandatory dividend of R$ 40,806 as additional dividends, totaling R$ 271,969, paid on June 28, 2021.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Profit attributable to the Company’s owners	468,531	1,738,441	421,576	141,790
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.68548	2.54341	0.61678	0.20744

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Notes to the Quarterly Information

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	July to September 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,284,925	1,186,131	5,471,056
Gross sales deductions	(317,139)	-	(317,139)
Net operating revenue	3,967,786	1,186,131	5,153,917
Costs, selling, general and administrative expenses	(2,774,033)	(1,159,463)	(3,933,496)
Income from operations before other operating expenses, net and equity accounting	1,193,753	26,668	1,220,421
Other operating income (expenses), net			2,686
Equity accounting			3,994
Financial result, net			(520,624)
Earnings before income tax and social contribution			706,477
Depreciation and amortization	(564,914)	-	(564,914)

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Notes to the Quarterly Information

	January to September 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	12,103,359	3,232,339	15,335,698
Gross sales deductions	(908,445)	-	(908,445)
Net operating revenue	11,194,914	3,232,339	14,427,253
Costs, selling, general and administrative expenses	(8,064,955)	(3,159,667)	(11,224,622)
Income from operations before other operating expenses, net and equity pickup	3,129,959	72,672	3,202,631
Other operating income (expenses), net			12,464
Equity accounting			16,209
Financial result, net			(626,181)
Earnings before income tax and social contribution			2,605,123
Depreciation and amortization	(1,660,020)	-	(1,660,020)

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Notes to the Quarterly Information

	July to September 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	3,639,105	1,053,432	4,692,537
Gross sales deductions	(254,057)	-	(254,057)
Net operating revenue	3,385,048	1,053,432	4,438,480
Costs, selling, general and administrative expenses	(2,426,500)	(1,029,748)	(3,456,248)
Income from operations before other operating expenses, net and equity accounting	958,548	23,684	982,232
Other operating income (expenses), net			842
Equity accounting			3,124
Financial result, net			(330,639)
Earnings before income tax and social contribution			655,559
Depreciation and amortization	(528,186)	-	(528,186)

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Notes to the Quarterly Information

	January to September 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	11,105,595	2,594,452	13,700,047
Gross sales deductions	(786,671)	-	(786,671)
Net operating revenue	10,318,924	2,594,452	12,913,376
Costs, selling, general and administrative expenses	(7,319,285)	(2,535,189)	(9,854,474)
Income from operations before other operating expenses, net and equity accounting	2,999,639	59,263	3,058,902
Other operating income (expenses), net			113,279
Equity accounting			9,604
Financial result, net			(2,986,392)
Earnings before income tax and social contribution			195,393
Depreciation and amortization	(1,510,301)	-	(1,510,301)

(i)	See Note 31 for information on non-cash effect items and Notes 13 and 14 for information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e) for further information.

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Notes to the Quarterly Information

26	Operating revenue

(a)	Revenue from sanitation services:

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Metropolitan Region of São Paulo	3,050,344	8,619,977	2,561,241	7,861,961
Regional Systems	1,234,581	3,483,382	1,077,864	3,243,634
Total	4,284,925	12,103,359	3,639,105	11,105,595

(b)	Reconciliation between gross operating revenue and net operating revenue:

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Revenue from sanitation services (i)	4,284,925	12,103,359	3,639,105	11,105,595
Construction revenue	1,186,131	3,232,339	1,053,432	2,594,452
Sales tax	(302,812)	(857,600)	(237,160)	(735,980)
Regulation, Control and Oversight Fee (TRCF)	(14,327)	(50,845)	(16,897)	(50,691)
Net revenue	5,153,917	14,427,253	4,438,480	12,913,376

(i)	Includes R$ 21,825 and R$ 60,682 referring to the TRCF charged in the municipalities regulated by ARSESP from July to September and from January to September 2021 (R$ 17,569 and R$ 53,475 from July to September and from January to September 2020), respectively.

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Notes to the Quarterly Information

27	Operating costs and expenses

	July to September 2021	January to September 2021	July to September 2020	January to September 2020
Operating costs
Salaries, payroll charges and benefits	(519,099)	(1,510,459)	(494,967)	(1,486,876)
Pension plan obligations	(9,162)	(27,094)	(8,985)	(27,666)
Construction costs (Note 25)	(1,159,463)	(3,159,667)	(1,029,748)	(2,535,189)
General supplies	(75,650)	(207,362)	(63,664)	(169,127)
Treatment supplies	(82,110)	(263,366)	(78,889)	(253,851)
Outsourced services	(380,598)	(1,089,245)	(312,170)	(927,178)
Electricity	(374,363)	(1,072,350)	(310,497)	(914,042)
General expenses	(201,828)	(573,382)	(157,481)	(472,256)
Depreciation and amortization	(522,527)	(1,533,345)	(486,089)	(1,397,217)
	(3,324,800)	(9,436,270)	(2,942,490)	(8,183,402)

Selling expenses
Salaries, payroll charges and benefits	(68,032)	(197,107)	(67,834)	(205,909)
Pension plan obligations	(1,187)	(3,548)	(1,215)	(3,738)
General supplies	(1,813)	(5,231)	(1,545)	(3,942)
Outsourced services	(83,972)	(251,495)	(82,327)	(222,833)
Electricity	(294)	(970)	(266)	(902)
General expenses	(25,368)	(83,692)	(26,721)	(87,176)
Depreciation and amortization	(16,616)	(49,694)	(14,510)	(43,411)
	(197,282)	(591,737)	(194,418)	(567,911)

Allowance for doubtful accounts (Note 9 (c))	(118,559)	(383,711)	(75,125)	(349,791)

Administrative expenses
Salaries, payroll charges and benefits	(64,765)	(186,076)	(64,695)	(188,479)
Pension plan obligations	(18,946)	(56,718)	(31,727)	(92,888)
General supplies	(1,831)	(12,997)	1,716	(13,629)
Outsourced services	(57,428)	(165,351)	(63,067)	(173,693)
Electricity	(327)	(1,229)	(186)	(1,001)
General expenses	(100,249)	(254,999)	(40,233)	(161,880)
Depreciation and amortization	(25,771)	(76,981)	(27,587)	(69,673)
Tax expenses	(23,538)	(58,553)	(18,436)	(52,127)
	(292,855)	(812,904)	(244,215)	(753,370)

Operating costs and expenses
Salaries, payroll charges and benefits	(651,896)	(1,893,642)	(627,496)	(1,881,264)
Pension plan obligations (Note 21 (v))	(29,295)	(87,360)	(41,927)	(124,292)
Construction costs (Note 25)	(1,159,463)	(3,159,667)	(1,029,748)	(2,535,189)
General supplies	(79,294)	(225,590)	(63,493)	(186,698)
Treatment supplies	(82,110)	(263,366)	(78,889)	(253,851)

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Notes to the Quarterly Information

	July to September 2021	January to September 2021	July to September 2020	January to September 2020
Outsourced services	(521,998)	(1,506,091)	(457,564)	(1,323,704)
Electricity	(374,984)	(1,074,549)	(310,949)	(915,945)
General expenses	(327,445)	(912,073)	(224,435)	(721,312)
Depreciation and amortization	(564,914)	(1,660,020)	(528,186)	(1,510,301)
Tax expenses	(23,538)	(58,553)	(18,436)	(52,127)
Allowance for doubtful accounts (Note 9 (c))	(118,559)	(383,711)	(75,125)	(349,791)
	(3,933,496)	(11,224,622)	(3,456,248)	(9,854,474)

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Notes to the Quarterly Information

28	Financial income (expenses)

	July to September 2021	January to September 2021	July to September 2020	January to September 2020
Financial expenses
Interest and charges on borrowings and financing – local currency	(167,368)	(378,707)	(92,086)	(254,926)
Interest and charges on borrowings and financing – foreign currency	(12,518)	(35,334)	(39,515)	(123,854)
Other financial expenses	(81,801)	(235,345)	(81,141)	(245,411)
Income tax over international remittance	-	-	(5,395)	(15,134)
Inflation adjustment on borrowings and financing	(52,030)	(147,412)	(19,712)	(28,217)
Other monetary variations	(44,829)	(127,615)	(29,294)	(95,095)
Interest and inflation adjustments on provisions	(47,609)	(97,045)	(18,140)	(49,549)
Total financial expenses	(406,155)	(1,021,458)	(285,283)	(812,186)

Financial income
Inflation adjustment gains	60,078	148,731	19,275	78,795
Income on financial investments	50,061	97,919	18,409	63,358
Interest income	34,433	113,315	35,837	107,936
Cofins and Pasep	(7,052)	(17,070)	(8,785)	(17,261)
Other	-	41	-	4
Total financial income	137,520	342,936	64,736	232,832

Financial income (expenses), net of exchange variation	(268,635)	(678,522)	(220,547)	(579,354)

Exchange variation
Exchange variation on borrowings and financing	(252,672)	52,071	(111,059)	(2,409,637)
Exchange variation on assets	697	290	967	2,595
Other exchange variations	(14)	(20)	-	4
Exchange variations, net	(251,989)	52,341	(110,092)	(2,407,038)

Financial income (expenses), net	(520,624)	(626,181)	(330,639)	(2,986,392)

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Notes to the Quarterly Information

29	Other operating income (expenses), net

	July to September 2021	January to September 2021	July to September 2020	January to September 2020

Other operating income, net	19,717	39,467	17,393	58,048
Other operating expenses	(17,031)	(27,003)	(16,551)	55,231

Other operating income (expenses), net	2,686	12,464	842	113,279

Other operating income includes the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2021 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,139,417	877,714	148,565	751,145	2,916,841
Contractual obligations - Investments	1,825,199	1,786,253	1,540,568	339,828	5,491,848
Total	2,964,616	2,663,967	1,689,133	1,090,973	8,408,689

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Notes to the Quarterly Information

31	Supplemental cash flow information

	January to September 2021	January to September 2020

Total additions to contract assets (Note 13)	3,466,866	2,762,570
Total additions to intangible assets (Note 14 (b))	145,552	387,529

Items not affecting cash (see breakdown below)	(1,135,191)	(815,470)

Total additions to intangible and contract assets according to the statement of cash flows	2,477,227	2,334,629

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	183,241	187,798
Contractors payable	235,789	112,562
Program contract commitments	-	4,422
Performance agreements	519,784	143,981
Lease	-	26,670
Right of use	123,705	-
Construction margin (Notes 14 (e) and 25)	72,672	59,263
Agreement with the Municipality of Mauá	-	280,774
Total	1,135,191	815,470

32	Events after the reporting period

•	Full payment of the 25th Issue Debentures

As of October 15, 2021, the Company fully amortized the 25th Issue of Debentures, totaling R$ 1,585.9 million, of which R$ 1,450.0 million in principal, and R$ 135.9 million in interest.

•	29th Issue Debentures

As of October 28, 2021, the Company’s Board of Directors approved the 29th issue of simple, unsecured debentures, not convertible into shares, for public distribution, according to CVM Instruction 400, at an initial amount of R$ 1.25 billion, with the option to increase by up to twenty percent (20%) the amount initially offered.

The Offering will only start after: (i) the approval of its registration by CVM; (ii) the release of the start of the Offering; e (iii) the availability of the definitive prospectus of the Offering to investors, according to CVM Instruction 400. Moreover, the performance of the Offering will be contingent upon, among other factors, the market conditions.

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Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not quarterly. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.	CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT, AND OUTSTANDING SHARES Position as of September 30, 2021
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department(1)	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0.0%	6	0.0%
Management
Board of Directors	0	0.0%	0	0.0%
Executive Board	200	0.0%	200	0.0%

Fiscal Council	0	0.0%	0	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,506,870	50.3%	343,506,870	50.3%

Outstanding Shares	340,002,999	49.7%	340,002,999	49.7%

(1) Holder of the shares corresponding to the São Paulo State’s direct control.

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT, AND OUTSTANDING SHARES Position as of September 30, 2020
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department(1)	343,507,750	50.3%	343,507,750	50.3%
Companhia Paulista de Parcerias - CPP	6	0.0%	6	0.0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Executive Board	-	-	-	-

Fiscal Council	0	0.0%	0	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,510,756	50.3%	343,510,756	50.3%

Outstanding Shares	339,999,113	49.7%	339,999,113	49.7%

(1) Holder of the shares corresponding to the São Paulo State’s direct control.

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of September 30, 2021 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,506,664	50.3%	343,506,664	50.3%

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Reports and Statements / Unqualified Report on Special Review

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2021, which comprises the Statement of financial position as of September 30, 2021 and the related income statement and statement of comprehensive income for the three and nine months then ended and the statements of changes in equity and cash flows for the nine months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

The quarterly information referred to above includes statements of value added for the period of nine months ended September 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, November 11, 2021

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended September 30, 2021. São Paulo, November 11, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

CFO and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended September 30, 2021.

São Paulo, November 11, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

CFO and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 26, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.